UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): November 28, 2007

McDONALD'S CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One McDonald's Plaza
Oak Brook, Illinois
(Address of Principal Executive Offices)

60523
(Zip Code)

(630) 623-3000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Executive Retention Replacement Plan

On November 28, 2007, the Compensation Committee of the Board of Directors (the "Committee") approved the McDonald's Corporation (the "Company") Executive Retention Replacement Plan ("Replacement Plan"), effective December 31, 2007. The Replacement Plan is intended to provide the participants with the economic equivalent of the potential benefits they may be eligible to receive under the Company's Executive Retention Plan in a manner that complies with Section 409A of the Internal Revenue Code of 1986, as amended ("IRC"). The only participants in the Replacement Plan are James A. Skinner, Matthew H. Paull, Gloria Santona and Jack Daly. The Replacement Plan will not impact participants who are currently receiving benefits under the Executive Retention Plan.

As disclosed in the Company's Form 8-K filed on November 19, 2007, Mr. Paull will retire from the Company effective on or about February 28, 2008. Mr. Paull will receive benefits under the Replacement Plan following his retirement in 2008.

The foregoing summary of the Replacement Plan is qualified in its entirety by the definitive plan, a copy of which is included as an exhibit hereto.

Other Changes to Company Programs

The Committee has also approved non-material changes to the Company's Severance Plan, Excess Benefit and Deferred Bonus Plan and the Governance Committee of the Company's Board of Directors approved changes to the Directors' Deferred Compensation Plan, which changes were primarily intended to comply with Section 409A of the IRC.

The foregoing summary is qualified in its entirety by the definitive amended plans, copies of which are included as exhibits hereto.

Target Incentive Plan

On November 28, 2007, the Committee approved target awards for 2008 under the Company's Target Incentive Plan or "TIP" for the Company's Chief Executive Officer, Chief Operating Officer and Chief Financial Officer. For 2008, the target TIP awards for these positions are as follows:

Position	Target TIP as percentage of base salary as in effect 12/31/08
Chief Executive Officer	150%
Chief Operating Officer	125%
Chief Financial Officer	100%

For 2008, the maximum TIP award for all positions will be 250% of the target award. The 2007 TIP is more fully described in the Company's Form 8-K filed on January 30, 2007 and the Company's most recent proxy statement, filed on April 9, 2007. The Company expects that the operation of the 2008 TIP will not differ significantly from the Company's 2007 TIP.

Changes to Compensation of Peter J. Bensen in Connection with Promotion

As announced by the Company on November 13, 2007 and disclosed in the Company's Form 8-K filed on November 19, 2007, the Company announced that effective January 1, 2008, Peter J. Bensen will succeed Matthew H. Paull as Executive Vice President and Chief Financial Officer of the Company. In connection with this promotion, on November 28, 2007, the Committee approved certain changes to Mr. Bensen's compensation, each effective January 1, 2008, as described below:

- Base salary: Mr. Bensen's base salary will increase to $450,000.

- Target TIP award: as described above, Mr. Bensen's target award under the TIP for 2008 is 100% of his base salary as in effect on December 31, 2008.

- Target Cash Performance Unit Plan (CPUP) award: as described in the Company's Form 8-K filed on March 23, 2007, as of April 1, 2007, Mr. Bensen became eligible to participate in the Company's CPUP for the performance period from January 1, 2007 through December 31, 2009 on a pro rated basis. In connection with his promotion, Mr. Bensen's pro-rated target CPUP payout for the 2007-2009 performance period has been increased to $1,135,417. Mr. Bensen's CPUP award is described in further detail in the Company's Form 8-K filed on March 23, 2007.

- Equity awards: It is expected that Mr. Bensen will receive annual equity awards commensurate with his position. The Company typically grants executive officers 50% of the deemed value of their equity award in the form of performance-vested restricted stock units and the remaining 50% in the form of stock options.

- Other compensation and benefit programs: Mr. Bensen will also generally participate in the Company's programs available to executive officers, as described in the Company's most recent proxy statement, filed on April 9, 2007.

Item 9.01. Financial Statements and Exhibits.

(d)   *Exhibits.*

99.1   McDonald's Corporation Executive Retention Replacement Plan

99.2   McDonald's Corporation Severance Plan

99.3   McDonald's Corporation Excess Benefit and Deferred Bonus Plan

99.4   McDonald's Corporation Directors' Deferred Compensation Plan

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: December 4, 2007

By: /s/ Denise A. Horne
Denise A. Horne
Corporate Vice President—
Associate General Counsel
and Assistant Secretary

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Exhibit Index

Exhibit No. 99.1	McDonald’s Corporation Executive Retention Replacement Plan
Exhibit No. 99.2	McDonald’s Corporation Severance Plan
Exhibit No. 99.3	McDonald’s Corporation Excess Benefit and Deferred Bonus Plan
Exhibit No. 99.4	McDonald’s Directors’ Deferred Compensation Plan

Exhibit 99.1

MCDONALD'S CORPORATION
EXECUTIVE RETENTION REPLACEMENT PLAN

Introduction

McDonald's Corporation, a Delaware corporation (the "Company"), has established this (this "Plan"), effective as of December 31, 2007 (the "Effective Date"), in order to provide to the Executives (as hereinafter defined) who participate in this Plan, in a manner that complies with Section 409A of the Internal Revenue Code of 1986, as amended (the "Code"), benefits that are substantially economically equivalent in the aggregate to the benefits to which the Executives would have been entitled under the Executive Retention Plan ("ERP") and thus to continue to effect the ERP's purposes of retaining key executives and providing the Company with a smooth succession process. Consistent with the McDonald's Corporation Severance Policy, the modifications hereunder to the ERP are intended solely to comply with Section 409A and not to increase the benefits already provided to the Executives pursuant to the ERP. With respect to each of the Executives, as of the Effective Date, the ERP shall cease to be of any force or effect and shall be superseded in its entirety by this Plan, provided, that this Plan shall not become effective with respect to any Executive until such Executive has delivered to the Company an executed Acknowledgment and Release substantially in the form attached hereto as Exhibit 2 releasing all the Executive's claims under the ERP.

ARTICLE I: DEFINITIONS

"Accrued Obligations" means, with respect to an Executive, the sum of any (i) base salary and (ii) vacation pay, in each case accrued by such Executive through his or her Date of Termination but not previously paid.

"Aggregate Separation Pay Period" means the period beginning on the first day of the First Separation Pay Period and ending on the last day of the Second Separation Pay Period.

"Agreements" means, collectively, (i) any Termination Agreement and General Release (substantially in the form attached as Exhibit 1 hereto) executed by each Executive as a condition to receiving any payments or benefits under the Plan in connection with a Qualifying Termination, (ii) the Acknowledgment and Release (substantially in the form attached as Exhibit 2 hereto) executed by the Executive as a condition to participation in the Plan and (iii) any other noncompetition, nonsolicitation or confidentiality agreement between the Executive and the Company as may be in effect at the relevant time for purposes of this Plan (including, without limitation, any such noncompetition, nonsolicitation or confidentiality agreement executed by the Executive in connection with any equity incentive award granted by the Company to the Executive).

"Annual Base Salary" means an Executive's base salary at the annualized rate in effect on the day immediately preceding the Date of Termination, but in no event lower than the highest base salary in effect for such Executive at any time after October 29, 1998 (or, in the case of James A. Skinner only, October 1, 1998), provided, that the Annual Base Salary shall be reduced in accordance with any across-the-board reductions applicable to Company officers generally which were approved by the Committee prior to the Date of Termination.

"Article III Termination" means a Qualifying Termination at the election of an Executive in accordance with Article III hereof.

"Beneficiary" means any person, firm, corporation, partnership, venture or other entity of any kind, including without limitation any entity which is tax-exempt under Section 501(c)(3) of the Code, designated in writing by an Executive in accordance with procedures established by the Committee.

"Benefit Plans" means the welfare benefit plans of the Company that provide health, medical, dental and/or life insurance benefits in which such Executive participated immediately prior to his or her Date of Termination.

"Board" means the Board of Directors of the Company.

"Cause" means: (i) the Willful failure of an Executive to perform substantially all of the Executive's material duties with the Company (other than any failure resulting from incapacity resulting from physical or mental illness), after written demand for substantial performance is delivered to the Executive by the Committee or the CEO; (ii) a Willful violation of the Company's material rules and policies (including without limitation any material provision of the Standards of Business Conduct) as in effect from time to time; (iii) the Executive's commission of any act or acts involving dishonesty, breach of fiduciary obligation to the Company, fraud, illegality, malfeasance or moral turpitude; (iv) the Executive's commission of a criminal or civil violation or other improper act involving fraud or dishonesty; (v) the Executive's being found liable for or guilty in a civil matter of engaging in discriminatory conduct in violation of any labor or employment laws or in violating or contributing to a violation of an employee's civil rights; (vi) the Executive revokes or violates any one or more of the provisions of any Agreement; or (vii) the Executive refuses to carry out clearly assigned material duties or is otherwise insubordinate; provided, however, that (x) any act or failure to act on the part of an Executive that is described in clause (i), (ii), (vi) or (vii) hereof of which the Committee receives actual notice shall not be considered "Cause" unless the Committee, the Board or an executive officer of the Company notifies the Executive that such act or failure to act is or may be considered "Cause" within one year after the Committee first receives such actual notice and (y) the termination of an Executive's employment with the Company shall not be deemed to be for Cause unless and until there shall have been delivered to the Executive a copy of a resolution duly adopted by the affirmative vote of a majority of the Board at a meeting of the Board called and held upon appropriate notice (after reasonable notice is provided to the Executive and the Executive is given an opportunity, together with counsel, to be heard before the Board), finding that, in the good faith opinion of the Board, the Executive is guilty of the conduct described in this paragraph, and specifying the particulars thereof in detail.

"CEO" means the Chief Executive Officer of the Company.

"Claim" has the meaning assigned in Section 2.12.

"Claimant" has the meaning assigned in Section 2.12.

"Code" has the meaning assigned in the Introduction.

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"Committee" means the Compensation Committee of the Board, as such committee is constituted from time to time.

"Company" has the meaning assigned in the Introduction.

"CPUP" means the Company's Cash Performance Unit Plan or, if applicable, such other long-term cash incentive plan of the Company as may be in effect with respect to any performance period during which the Date of Termination occurs.

"Date of Termination" means the date on which an Executive's employment with the Company terminates in accordance with the terms and provisions of the Plan (including without limitation any applicable notice requirements specified in Sections 3.1, 5.1, 6.1 and/or 10.4 and/or in any other applicable provision of the Plan and, in the event of an Executive's election to terminate his or her employment in accordance with Article III hereof, Section 3.2 hereof), provided, that an Executive's employment with the Company shall not be deemed to have terminated (except in the event of the Executive's death) unless the applicable circumstances constitute such Executive's "separation from service" with the Company within the meaning of Section 409A(a)(2)(B) of the Code.

"Deferred Compensation Matching Contribution Amount" means, with respect to an Executive whose employment terminates in an Article III Termination, a lump sum payment equal to the sum of (i), (ii) and (iii), where (i) is the product of (A) the Deferred Compensation Percentage, (B) the Executive's Monthly Base Salary and (C) the number of months in the First Separation Pay Period; (ii) is the product of (A) the Deferred Compensation Percentage, (B) the Executive's Monthly Base Salary, (C) the Applicable Salary Percentage and (D) 60; and (iii) is the product of (A) the Deferred Compensation Percentage, (B) the Target Annual Bonus and (C) a fraction, the numerator of which is the number of months in the First Separation Pay Period and the denominator of which is 12.

"Deferred Compensation Percentage" means, with respect to an Executive whose employment terminates in an Article III Termination, the average Company matching contribution percentage under the Deferred Compensation Plans during the five calendar years preceding the Date of Termination.

"Deferred Compensation Plans" means the McDonald's Corporation Profit Sharing and Savings Plan, the McDonald's Corporation Excess Benefit and Deferred Bonus Plan and any successor or other deferred compensation plans in which the Executive is eligible to participate immediately prior to the Date of Termination.

"Disability" means the material inability of an Executive, due to injury, illness, disease or bodily, mental or emotional infirmity, to carry out the job responsibilities which such Executive held or the tasks to which such Executive was assigned at the time of the incurrence of such Disability, which inability is reasonably expected to be permanent or of indefinite duration exceeding one year. "Disabled" and other terms that are cognates of "Disability" shall have correlative meanings.

"Disability Plan" has the meaning assigned in Section 5.1.

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"Disability Termination Notice" has the meaning assigned in Section 5.1.

"Discount Rate" means the interest rate equal to the Prime Rate as reported The Wall Street Journal, Midwest Edition, as in effect on the Date of Termination.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

"Earned Bonus" means, with respect to any calendar year that ends prior to the Date of Termination, any annual bonus earned by an Executive under the TIP with respect to such calendar year and adjusted in accordance with the applicable performance criteria under the TIP that has not been paid to the Executive as of the Date of Termination.

"ERP" has the meaning assigned in the Introduction.

"Effective Date" has the meaning assigned in the Introduction.

"Executive" means one of the following executives of the Company, who are the sole participants in the Plan: Jack Daly, Gloria Santona, James A. Skinner and Matthew H. Paull.

"First Separation Pay Period" means, with respect to an Executive, the period beginning on such Executive's Date of Termination and ending on the date that is the number of months following such Date of Termination determined in accordance with the following sentence. The number of months referred to in the preceding sentence shall be the lesser of (i) the number of the Executive's Years of Service and (ii) 18.

"Full Target Percentage" means, with respect to an Executive, the target percentage of base salary which the Executive was eligible to receive as a bonus under TIP on the day immediately preceding the Date of Termination without any adjustment, but in no event lower than the Executive's highest target percentage as in effect under TIP at any time after October 29, 1998 (or, in the case of James A. Skinner only, October 1, 1998), provided, that the Full Target Percentage shall be reduced in accordance with any across-the-board reductions applicable to Company officers generally which were approved by the Committee prior to the Date of Termination.

"Good Reason" means, with respect to James A. Skinner only, (i) the assignment to Mr. Skinner of any duties inconsistent in any respect with his position (including without limitation status, offices, titles and reporting requirements), authority, duties or responsibilities as of the Effective Date, or any other action by the Company which results in a diminution in such position, authority, duties or responsibilities, excluding for this purpose (1) an isolated, insubstantial and inadvertent action, and (2) any material change in status, duties and responsibilities that is expressly contemplated by this Plan; or (ii) the relocation of Mr. Skinner's principal place of employment to a location outside the greater Chicago metropolitan area; provided, however, that the Mr. Skinner's termination of his employment shall not be considered to be for Good Reason (x) if he has consented in writing to the occurrence of the event that constitutes Good Reason; and (y) unless he shall have delivered a written notice to the Committee within 30 days of his first having

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actual knowledge of the occurrence of the event that constitutes Good Reason, stating that he intends to terminate his employment for Good Reason and specifying the factual basis for such termination, and such event is not cured within 30 days of the Committee's receipt of such notice.

"Monthly Base Salary" means an Executive's Annual Base Salary divided by 12.

"Notice of Termination" has the meaning assigned in Section 6.1.

"Objection" has the meaning assigned in Section 5.1.

"Payment Date" means, with respect to an Executive, the six-month anniversary of such Executive's Date of Termination (provided that as of such date the Executive has executed an irrevocable Termination Agreement and General Release as required under Section 4.8 hereof).

"Plan" has the meaning assigned in the Introduction.

"Plan Administrator" has the meaning assigned in Section 2.2.

"Prorated Annual Bonus" means, for any calendar year which begins prior to the Date of Termination and ends following the Date of Termination, the product of (i) the Target Annual Bonus and (ii) a fraction, the numerator of which is the number of days in the calendar year in which the Date of Termination occurs that have elapsed as of the Date of Termination and the denominator of which is 365.

"Qualifying Termination" means, with respect to an Executive, the termination of the Executive's employment with the Company (i) by the Company without Cause; (ii) in the case of James A. Skinner only, by Mr. Skinner for Good Reason; or (iii) at the election of the Executive (for any reason or no reason) in accordance with Article III hereof.

"Retiree Medical Plan" means any retiree medical insurance plan of the Company as in effect as of the Date of Termination. In the event that the Company has no such plans in effect as of the Date of Termination, the Executive shall be provided with a payment in lieu of continued participation in the Company's group health care plans during the Aggregate Separation Pay Period, determined as set forth in Appendix A.

"Salary Percentage" means 35% or, in the case of James A. Skinner only, 50%.

"Section 409A" means Section 409A of the Code, together with the regulations and guidance promulgated thereunder.

"Separation Payment" has the meaning assigned in Section 4.1.

"Standards of Business Conduct" means, collectively, any standards of conduct, employee handbooks, ethical guidelines, internal controls and procedures, compliance manuals or similar guidelines (written or otherwise) of the Company in effect and applicable to the Executives from time to time.

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"Second Separation Pay Period" means, with respect to an Executive, the period beginning on the day immediately following the last day of such Executive's First Separation Pay Period and ending 60 months thereafter.

"Target Annual Bonus" means the product of the Annual Base Salary and the Full Target Percentage.

"TIP" means the Company's Target Incentive Plan or, if applicable, any successor annual incentive plan of the Company as in effect as of the Date of Termination.

"Welfare Benefit" means, with respect to an Executive whose employment with the Company terminates in a Qualifying Termination, a lump sum payment in lieu of such Executive's continued participation during the Aggregate Separation Pay Period in the Benefit Plans determined as set forth in Appendix A hereto.

"Violation" means (i) the filing by an Executive of a lawsuit, charge, complaint or other claim asserting any claim or demand within the scope of the releases given in any of his or her Agreements, (ii) an Executive's failure properly to execute and deliver the Termination Agreement and General Release attached as Exhibit 1 hereto, (iii) an Executive's purported revocation of any of his or her Agreements or (iv) an Executive's breach of any of his or her noncompetition, nonsolicitation, confidentiality or other obligations to the Company pursuant to any of his or her Agreements.

"Willful" means, with respect to an act or omission by an Executive, that such act or omission was done or omitted to be done by such Executive in bad faith or without reasonable belief that the Executive's action or omission was in the best interests of the Company, it being understood that any act or omission by an Executive based upon authority given pursuant to a resolution duly adopted by the Board or upon the instructions of the CEO or an officer of the Company senior in rank to the Executive to whom the Executive reports or based upon the advice of counsel for the Company shall be conclusively presumed to be done, or omitted to be done, by the Executive in good faith and in the best interests of the Company.

"Years of Service" means, with respect to an Executive, the number of 12-month intervals beginning on the date on which the Executive commenced service with the Company or an affiliate of the Company and ending on the Date of Termination, rounded down to the nearest complete 12-month interval (e.g., a period of 128 months and 3 days shall equal 10 "Years of Service").

ARTICLE II: PURPOSE AND ADMINISTRATION OF THE PLAN

2.1 **The Committee.** The Committee shall have overall responsibility for the establishment, amendment, administration and operation of this Plan. The Committee shall have the responsibilities and duties and powers under this Plan which are not specifically delegated to anyone else, including without limitation the following powers:

(i) subject to any limitations under this Plan or applicable law, to make and enforce such rules and regulations of this Plan and prescribe the use of such forms as it shall deem necessary for the efficient administration of this Plan;

(ii) to require any person to furnish such information as it may reasonably request as a condition to receiving any benefit under this Plan;

(iii) to decide on questions concerning this Plan;

(iv) to compute or cause to be computed the amount of benefits which shall be payable to any person in accordance with the provisions of this Plan; and

(v) to appoint and remove, as it deems advisable, the Plan Administrator.

2.2 **The Plan Administrator.** The Committee may appoint an administrator for the Plan (the "Plan Administrator") who may (but need not) be a member of the Committee, and in the absence of such appointment the Plan Administrator shall be the Corporate Executive Vice President of Human Resources of McDonald's Corporation. The Plan Administrator shall perform the administrative responsibilities delegated to the Plan Administrator from time to time by the Committee.

2.3 **Discretionary Power of the Committee.** The Committee from time to time may establish rules for the administration of this Plan. The Committee shall have the sole discretion to make decisions and take any action with respect to questions arising in connection with this Plan, including without limitation the construction and interpretation of this Plan and the determination of eligibility for and the amount of benefits under this Plan. The decisions or actions of the Committee as to any questions arising in connection with this Plan, including without limitation the construction and interpretation of this Plan, shall be final and binding upon all Executives and their respective beneficiaries.

2.4 **Action of the Committee.** The Committee may act at a meeting, including without limitation a telephonic meeting, by the consent of a majority of the members of the Committee at the time in office, or without a meeting, by the unanimous written consent of the individual members of the Committee. An executed document signed by an individual member of the Committee and transmitted by facsimile shall be valid as the original signed document for all purposes. Any person dealing with the Committee shall be entitled to rely upon a certificate of any member of the Committee, or the Secretary or any Assistant Secretary of the Company, as to any act or determination of the Committee.

2.5 **Advisors and Agents of the Committee.** The Committee may, subject to periodic review, (a) authorize one or more of its members or an agent to execute or deliver any instrument, and make any payment on its behalf, and (b) utilize the services of associates and engage accountants, agents, legal counsel, record keepers, professional consultants (any of whom may also be serving the Company) or authorized Company personnel to assist in the administration of this Plan or to render advice with regard to any responsibility or issue arising under this Plan.

2.6 **Records and Reports of the Committee.** The Committee shall maintain records and accounts relating to the administration of this Plan. An Executive shall be entitled to review any records relating to his or her individual participation in this Plan and to make copies of such records upon written request to the Committee.

2.7 **Liability of the Committee; Indemnification.** The members of the Committee and the Plan Administrator shall have no liability with respect to any action or omission made by them in good faith nor from any action or omission made in reliance upon (a) the advice or opinion of any accountant, legal counsel, medical adviser or other professional consultant or (b) any resolutions of the Committee or the Board certified by the Secretary or Assistant Secretary of the Company. Each member of the Committee and the Plan Administrator shall be indemnified, defended and held harmless by the Company and its respective successors against all claims, liabilities, fines and penalties and all expenses (including without limitation reasonable attorneys' fees and disbursements and other professional costs incurred in enforcing this provision) reasonably incurred by or imposed upon such individual which arise as a result of his or her actions or failure to act in connection with the operation and administration of this Plan, to the extent lawfully allowable and to the extent that such claim, liability, fine, penalty or expense is not paid for by liability insurance purchased by or paid for by the Company or an affiliate thereof. Notwithstanding the foregoing, the Company shall not indemnify any person for any such amount incurred through any settlement or compromise of any action unless the Company consents in writing to such settlement or compromise, which consent shall not be unreasonably withheld.

2.8 **Plan Expenses.** All expenses under or relating to this Plan shall be paid from the general assets of the Company. To the extent required by applicable law, the Company may require any member of the Committee to furnish a fidelity bond satisfactory to the Company.

2.9 **Service in More than One Capacity.** Any person or group of persons may serve this Plan in more than one capacity.

2.10 **Named Fiduciary.** The named fiduciary of this Plan shall be the Committee.

2.11 **Delegation of Responsibility.** The Committee shall have the authority to delegate from time to time, in writing, all or any part of its responsibilities under this Plan to one or more members of the Committee. The Committee may also delegate administrative functions to the Plan Administrator pursuant to Section 2.2 above. The Committee may in the same manner revise or revoke any such delegation of responsibility. Any action of the delegate in the exercise of such delegated responsibilities shall have the same force and effect for all purposes hereunder as if such action had been taken by the Committee. The Committee shall not be liable for any acts or omissions of any such delegate. The delegate shall periodically report to the Committee concerning the discharge of the delegated responsibilities.

2.12 **Filing a Claim.** (a) Each Executive eligible for benefits under this Plan ("Claimant") may submit a claim for benefits ("Claim") to the Plan Administrator in writing on a form provided or approved by the Plan Administrator or, if no such form has been so provided or approved, in a written document that specifies, in reasonable detail, facts and circumstances and the applicable Plan provisions which the Claimant believes entitle him or her to compensation or benefits under this Plan. A Claimant shall have no right to seek review of a denial of benefits, or to bring any action in any court to enforce a Claim, prior to his or her filing a Claim and exhausting his or her rights to review under this Article II.

(b) When a Claim has been filed properly, it shall be evaluated and the Claimant shall be notified of the approval or the denial of the Claim within 45 days after the receipt of such Claim unless special circumstances require an extension of time for processing the Claim. If such an extension is required, written notice of the extension shall be furnished to the Claimant prior to the end of the initial 45-day period, which notice shall specify the special circumstances requiring an extension and the date by which a final decision will be reached (which date shall not be later than 90 days after the date on which the Claim was filed). A Claimant shall be given a written notice in which the Claimant shall be advised as to whether the Claim is granted or denied, in whole or in part. If a Claim is denied, in whole or in part, the notice shall contain (i) the specific reasons for the denial, (ii) references to pertinent Plan provisions upon which the denial is based, (iii) a description of any additional material or information necessary to perfect the Claim and an explanation of why such material or information is necessary, and (iv) the Claimant's right to seek review of the denial.

(c) An election to terminate employment with the Company pursuant to Section 3.1 of the Plan shall not be considered a Claim and shall not be subject to this Section 2.12.

2.13 **Review of Claim Denial.** (a) If a Claim is denied, in whole or in part, the Claimant shall have the right to (i) request a review of the denial by the Committee or its delegate, (ii) review pertinent documents, (iii) submit issues and comments in writing to the Committee and (iv) appear before the Committee in person to present such issues and comments; provided that the Claimant files a written request for review with the Committee within 60 days after the Claimant's receipt of written notice of the denial. Within 60 days after the Committee receives a request for review, the review shall be made and the Claimant shall be advised in writing of the decision on review, unless special circumstances require an extension of time for such review, in which case the Claimant shall be given a written notice within such initial 60-day period specifying the reasons for the extension and when such review shall be completed; provided that such review shall be completed within 120 days after the filing of the request for review. The Committee's decision on review shall be sent to the Claimant in writing and shall include (i) specific reasons for the decision and (ii) references to Plan provisions upon which the decision is based. A decision on review shall be binding on all persons for all purposes.

(b) If a Claimant shall fail to file a request for review in accordance with the procedures herein outlined, such Claimant shall have no right to obtain such a review or to bring an action in any court, and the denial of the Claim shall become final and binding on all persons for all purposes except upon a showing of good cause for such failure.

2.14 Notwithstanding anything to the contrary in this Article II, to the extent of any inconsistency between this Article II and the provisions of (i) Delaware corporate law and/or (ii) the articles of incorporation, by-laws or other governing documents of the Company (including but not limited to provisions relating to the authority of persons to act as agents of the Company and to indemnification), such other provisions shall prevail over this Article II.

ARTICLE III: ELECTION TO TERMINATE EMPLOYMENT

3.1 **Conditions to Election.** An Executive may elect to terminate his or her employment with the Company and receive benefits under the Plan upon satisfaction of the following conditions: (i) the Executive must deliver to the Committee (in the case of an election by James A. Skinner) or to the CEO (in the case of an election by any other Executive) a written notice indicating the proposed Date of Termination, substantially in the form attached hereto as Exhibit 3 and in a manner consistent with the requirements of Sections 6.1 and 10.4 hereof; (ii) in the case of any Executive other than James A. Skinner, a successor to the Executive must have been selected by the Company and approved by the CEO in his sole discretion prior to the Date of Termination and (iii) if the proposed Date of Termination of an Executive occurs prior to the Executive's 62nd birthday, such election by the Executive shall be subject to the consent of the CEO to be granted in his or her sole discretion.

3.2 **Date of Termination.** In the event of an Executive's election to terminate his or her employment with the Company in accordance with this Article III, the Committee (in the case of an election by James A. Skinner) or the CEO (in the case of an election by any other Executive), may, instead of the Date of Termination proposed by the Executive, specify an earlier or later Date of Termination reasonably selected by the Committee or the CEO, as applicable, and such date shall be the actual Date of Termination for purposes of the Plan.

ARTICLE IV: PAYMENTS AND BENEFITS FOLLOWING QUALIFYING TERMINATION

In the event that an Executive's employment with the Company terminates in a Qualifying Termination, the Company shall provide to such Executive the following payments and benefits (provided, that the Company shall not be obligated to make any such payments or provide any such benefits (i) in the case of the Executive's termination of employment other than in a Qualifying Termination or (ii) prior to such time as the Executive has executed an irrevocable Termination Agreement and General Release substantially in the form attached as Exhibit 1 hereto and such Termination Agreement and General Release is no longer revocable by the Executive):

4.1 **Lump-Sum Separation Payment.** The Company shall pay to the Executive, on the Payment Date, a lump-sum payment (the "Separation Payment") determined as provided in clauses (a) and (b) of this Section 4.1.

(a) The Separation Payment shall be calculated based on the sum of:

(i) the product of (A) the Executive's Monthly Base Salary and (B) the number of months in the First Separation Pay Period;

(ii) the product of (A) the Executive's Monthly Base Salary, (B) the applicable Salary Percentage and (C) 60;

(iii) the Prorated Annual Bonus;

(iv) the product of (A) the Target Annual Bonus and (B) a fraction, the numerator of which is the number of days in the First Separation Pay Period and the denominator of which is 365;

(v) in the case of an Article III Termination only, the Deferred Compensation Matching Contribution Amount; and

(vi) the Welfare Benefit.

(b) The Separation Payment shall be equal to the sum of:

(A) the amount determined pursuant to Section 4.1(a) above discounted, by reference to the Discount Rate, to the Payment Date from the payment dates that would have applied:

(I) in the case of 4.1(a)(i), if the Executive had continued to receive regularly scheduled payments of his or her Monthly Base Salary in accordance with the Company's normal payroll practices through the end of the First Separation Pay Period;

(II) in the case of 4.1(a)(ii), if the Executive had continued to receive regularly scheduled payments of his or her Monthly Base Salary multiplied by the applicable Salary Percentage in accordance with the Company's normal payroll practices during the Second Separation Pay Period;

(III) in the case of 4.1(a)(iii) through (v), if the Executive had continued to participate in TIP and the Deferred Compensation Plans through the end of the First Separation Pay Period; and

(IV) in the case of 4.1(a)(vi), if the Executive had continued to participate in the Benefit Plans through the end of the Aggregate Separation Pay Period; and

(B) In the case of an Article III Termination only, $50,000 in lieu of fringe benefits (including annual physical examinations, financial planning assistance and a company car) during the Aggregate Separation Pay Period (and, in the case of James A. Skinner only, an additional $85,000 in lieu of the provision of an office during the two-year period immediately following the Date of Termination).

4.2 **Accrued Obligations.** The Company shall pay to the Executive, on the regular payment date in accordance with the regular payroll practices of the Company that next follows the Date of Termination Date or as soon as reasonably practicable thereafter, the Accrued Obligations in a lump sum.

4.3 **Earned Bonus.** In the event that the Date of Termination occurs following the end of a calendar year but prior to the date on which bonuses for such calendar year are paid to TIP participants generally, the Company shall pay the to the Executive, on the date on which bonuses for such calendar year are paid to TIP participants generally but in any event not later than March 15 of the year following such calendar year, the Earned Bonus. In the case of an Article III Termination only, in addition to the Earned Bonus the Company shall also pay to the Executive, on the same date, an amount in cash equal to the amount (if any) that would have been contributed by the Company and credited to the Executive's account under the Deferred Compensation Plans to match the portion of the Executive's annual bonus for such calendar year if, on the date on which bonuses for such calendar year are paid to TIP

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participants generally, the Executive had been a participant in the Deferred Compensation Plans and the Executive's deferral elections under the Deferred Compensation Plans as in effect immediately prior to the Date of Termination had still been in effect.

4.4 **CPUP.** With respect to any awards granted to the Executive under the CPUP that are outstanding immediately prior to the Date of Termination, the following provisions shall apply, subject to Section 7.1 hereof:

(a) in the case of an Article III Termination, notwithstanding any provisions to the contrary in the applicable CPUP guidelines or other plan documents or award agreements, during the Aggregate Separation Pay Period, each award that the Executive has been granted under the CPUP and that is outstanding as of the Date of Termination shall (notwithstanding any provisions to the contrary in the original award) be paid promptly (but in any event not more than 90 days) following the end of the applicable performance period under the CPUP or, if applicable, at such earlier time as provided under the McDonald's Corporation Change in Control Severance Plan or any successor plan thereto. The amount of such CPUP awards shall be determined based on the performance criteria specified for the applicable performance period under the CPUP, provided, that such amount shall be prorated by multiplying the award determined in accordance with the foregoing by a fraction, the numerator of which is the number of days in the applicable CPUP performance period that have elapsed immediately prior to the Date of Termination and the denominator of which is the total number of days in such CPUP performance period; and

(b) in the case of termination of the Executive's employment by the Company without Cause or, if applicable, by the Executive for Good Reason, the outstanding CPUP awards will be treated as provided for under the original terms of the award and pursuant to the applicable CPUP guidelines or other plan documents and/or award agreements.

4.5 **Restricted Stock Units.** With respect to any awards of restricted stock units granted to the Executive under the Company's equity incentive compensation plans that are outstanding and unvested immediately prior to the Date of Termination, the following provisions shall apply, subject to Section 7.1 hereof:

(a) in the case of an Article III Termination, notwithstanding any provisions to the contrary in the original award, the shares and/or cash subject to such awards shall, immediately as of the Date of Termination, cease to be subject to forfeiture conditions, and shall be transferred to the Executive on the payment date or dates that would have applied had the Executive continued to be employed with the Company during the Aggregate Separation Pay Period. The number of shares or the amount in cash, as applicable, payable under each such award that is not performance based shall be 100% of the amount provided for pursuant to the original terms of the award. The number of shares or the amount in cash, as applicable, under each such award that is performance based shall be determined based on the actual performance of the Company against the applicable performance measures during the performance period as provided under the original terms of the award; and

(b) in the case of termination of the Executive's employment by the Company without Cause or, if applicable, by the Executive for Good Reason, the restricted stock units will be treated as provided for under the original terms of the award and pursuant to the applicable plans and prospectuses.

4.6 **Stock Options.** With respect to any stock options granted to the Executive under the Company's equity incentive compensation plans that are outstanding and unexercised immediately prior to the Date of Termination, notwithstanding any provisions to the contrary in the original award, the following provisions shall apply, subject to Section 7.1 hereof:

(a) in the case of an Article III Termination, (x) such stock options shall remain outstanding until the end of the period ending on first to occur of (i) the date on which the applicable stock option is exercised; (ii) the date that is $9\,^{1}/_{2}$ years from the Date of Termination; and (iii) the tenth (or, in the case of stock options granted in 1999 or 2000, the thirteenth) anniversary of the date on which the applicable stock option was granted, and (y) any unexercisable stock options that, pursuant to the original terms of the award, would have become exercisable during the period described in clause (x) of this Section 4.6(a) shall continue to become exercisable on the dates specified in the original award; and

(b) in the case of termination of the Executive's employment by the Company without Cause or, if applicable, by the Executive for Good Reason, the following categories of such stock options shall vest as of the Executive's Date of Termination and remain exercisable until the first to occur of (i) the date on which the applicable stock option is exercised; (ii) the third (or, the case of James A. Skinner only, the fifth) anniversary of the Date of Termination; and (iii) the tenth (or, in the case of stock options granted in 1999 or 2000, the thirteenth) anniversary of the date on which the applicable stock option was granted: (x) all stock options that are vested as of the Executive's Date of Termination and (y) all stock options that would have vested within three (or, in the case of James A. Skinner only, five) years following the Date of Termination if the Executive had remained employed with the Company.

4.7 **Secretarial Services.** In the case of an Article III termination of James A. Skinner only, the Company shall provide Mr. Skinner, during the two-year period immediately following the Date of Termination, with secretarial services substantially equivalent to those provided to Mr. Skinner immediately prior to the Date of Termination. Such secretarial services shall be provided to Mr. Skinner in accordance with the regulations applicable to reimbursement or in-kind benefit plans as set forth in U.S. Treasury Department Regulation §1.409A-3(i)(1)(iv). The benefits provided under this Section 4.7 in one calendar year shall not affect benefits provided in another calendar year. Mr. Skinner's right to benefits pursuant to this Section 4.7 is not subject to liquidation or exchange for any other benefit.

4.8 **Termination Agreement and General Release.** Upon termination of an Executive's employment with the Company in a Qualifying Termination, upon death or due to the Executive's Disability, the Executive or his or her legal representatives or estate, as the case may be, shall execute a Termination Agreement and General Release substantially in the form attached as Exhibit 1 hereto within 90 days following the Date of Termination. The Plan Administrator may, in its discretion, extend the deadline referred to in the

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preceding sentence, but in no event shall such deadline be later than 40 days prior to the six-month anniversary of the Date of Termination. Notwithstanding anything to the contrary in this Plan, an Executive (or, if applicable, the Executive's estate) shall not be entitled to receive any benefits under this Plan in connection with the termination of the Executive's employment in a Qualifying Termination prior to the Executive's irrevocable execution of such Termination Agreement and General Release.

ARTICLE V: TERMINATION OF EMPLOYMENT OTHER THAN QUALIFYING TERMINATION

5.1 **Termination Upon Death or Due to Disability.** An Executive's employment shall terminate automatically upon his or her death. In the event that (a) the Committee determines in good faith that an Executive is suffering from a Disability and (b) the appropriate decisionmaker under any applicable Company plan or program providing long-term disability benefits to the Executive (a "Disability Plan") similarly determines that the Executive is eligible for such benefits by virtue of the Executive's disability (as defined for purposes of such plan or program), the Company may deliver to the Executive written notice (a "Disability Termination Notice") in accordance with Section 10.4 below of the Company's intention to terminate the Executive's employment. In such event, the Executive's employment shall terminate effective on the later of (y) the 30th day after receipt of such Disability Termination Notice by the Executive or (z) the first date on which the Executive becomes eligible for long-term disability benefits under the principal Disability Plan applicable to the Executive (the "Disability Effective Date"), provided, however, that (1) in the interim the Executive shall not have returned to full-time performance of the Executive's duties and/or (2) the Executive shall not have delivered to the Committee within 30 days of receipt of a Disability Termination Notice a written objection thereto (an "Objection"). In the event of a timely Objection, any termination of the Executive shall be suspended and the Executive shall be promptly examined by two physicians or other professionals skilled in the relevant field, one selected by the Executive and one by the Committee. Each of the two professionals shall issue a written opinion within 15 days following the completion of his or her examination as to whether the Executive is Disabled in accordance with the definition provided in this Plan. If the two professionals agree, each of the Executive and the Company shall be bound by their joint conclusion. If the two professionals disagree, they shall jointly agree on a third professional to conduct a similar examination. Each of the Executive and the Company shall be bound by the conclusion of such third professional. The Executive agrees to each such examination and to waive any confidentiality rights necessary to allow each of the professionals conducting such examinations to do so. The Company shall pay all fees and costs of all such examinations. In the event of a disagreement as to the determination of the Executive's disability for purposes of a Disability Plan, such disagreement shall be resolved as provided for in such Disability Plan.

5.2 **Payments and Benefits in Connection with Termination Upon Death or Due to Disability.** If an Executive's employment with the Company terminates upon the Executive's death or by reason of the Executive's Disability, the Company shall pay to the Executive or to the Executive's legal representatives:

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(a) on the regular payment date in accordance with the regular payroll practices of the Company that next follows the Date of Termination Date or as soon as reasonably practicable thereafter, the Accrued Obligations in a lump sum;

(b) with respect to any calendar year that ends on or prior to the Date of Termination, the Earned Bonus, on the date on which bonuses under TIP for such calendar year are paid to TIP participants generally; and

(c) payment or provision of death benefits or disability benefits, as applicable, equal to the benefits provided by the Company to the estates and beneficiaries of other employees of the Company at the level in which the Executive was serving at the time of his or her death or termination for Disability, as applicable.

Except as provided above, the Company shall have no further obligation to the Executive or the Executive's legal representatives pursuant to this Plan.

5.3 **Termination by the Company for Cause.** The Company may terminate an Executive's employment at any time for Cause. In the event that the Company terminates the Executive's employment for Cause, the Company shall have no further obligation to the Executive pursuant to this Plan other than to pay to the Executive the Accrued Obligations in a lump sum in cash within 60 days following the Date of Termination.

5.4 **Termination by the Executive other than in a Qualifying Termination or by reason of death or Disability.** In the event that the Executive terminates his or her employment other than in a Qualifying Termination and neither Section 5.2 nor Section 5.3 above applies, the Company shall have no further obligation to the Executive pursuant to this Plan other than to pay to the Executive the Accrued Obligations in a lump sum in cash within 60 days following the Date of Termination and any Earned Bonus on the date on which bonuses under TIP are paid to TIP participants generally.

5.5 **Equity and CPUP Awards.** If the Executive's employment with the Company terminates under the circumstances described in any of Sections 5.2, 5.3 and 5.4, any awards granted to the Executive under the Company's equity compensation plans or under the CPUP that are outstanding immediately prior to the Date of Termination shall be treated in accordance with the applicable provisions of the applicable plans, guidelines, prospectuses and/or award agreements.

ARTICLE VI: NOTICE OF TERMINATION

6.1 Any termination of an Executive's employment by the Company or the Executive (other than a termination due to the Executive's death) shall be communicated by Notice of Termination to the other party hereto given in accordance with this Section 6.1. For purposes of this Plan, a "Notice of Termination" means a written notice which (i) indicates the specific termination provision in this Plan relied upon, (ii) to the extent applicable, sets forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Executive's employment under the provision so indicated, and (iii) if the Date of Termination is other than the date of receipt of such notice, specifies the termination date (which date shall be not more than 30 days after the giving of such notice). The failure by the Executive or the Company to set forth in the Notice of Termination any fact or circumstance which contributes to a showing of Good Reason or Cause shall not waive any right of the Executive or the Company, respectively, hereunder or preclude the Executive or the Company, respectively, from asserting such fact or circumstance in enforcing the Executive's or the Company's rights hereunder. In the event that the Executive elects to terminate employment in an Article III Termination, the Executive shall provide the Notice of Termination in substantially the form attached hereto as Exhibit 3.

ARTICLE VII: CONSEQUENCES OF VIOLATION OR ACT OR OMMISSION CONSTITUTING CAUSE BY COVERED EXECUTIVE

7.1 If the Company determines that (i) an Executive has committed a Violation or (ii) an Executive has committed, at any time prior to the Date of Termination, any act or omission that would constitute Cause, the Company shall be entitled (in addition to any other remedy to which the Company is entitled under the applicable Agreement) to cancel any and all future obligations of the Company to the Executive under this Plan (including but not limited to any outstanding stock options, restricted stock units and awards under the CPUP) held by the Executive, whether vested or unvested) and to recoup the value of any payments and benefits that have been provided to the Executive under this Plan as of the date on which the Violation occurs or the act or omission that would constitute Cause is discovered (including but not limited to payouts in respect of CPUP awards pursuant to Section 4.4 hereof, payouts in respect of restricted stock units pursuant to Section 4.5 hereof and proceeds realized upon the exercise of stock options that were unvested immediately prior to the Date of Termination pursuant to Section 4.6 hereof), together with the Company's costs and reasonable attorney's fees.

ARTICLE VIII: LEGAL FEES AND OTHER EXPENSES

8.1 **Entitlement to Reimbursement.** If an Executive incurs legal and other fees or other expenses in a good faith effort to obtain pay or benefits under this Plan, regardless of whether the Executive ultimately prevails, the Company shall reimburse the Executive on a monthly basis upon the written request for such fees and expenses to the extent not reimbursed under the Company's officers' and directors' liability insurance policy, if any. The existence of any controlling case or regulatory law which is directly inconsistent with the position taken by the Executive shall be evidence that the Executive did not act in good faith.

8.2 **Method of Reimbursement.** Reimbursement of legal fees and expenses under this Article VIII shall be made monthly upon the written submission of a request for reimbursement, together with evidence that such fees and expenses are due and payable or were paid by the Executive. If the Company shall have reimbursed the Executive for legal fees and expenses and it is later determined that the Executive was not acting in good faith, all amounts paid on behalf of, or reimbursed to, the Executive shall be promptly refunded to the Company.

8.3 **Section 409A Compliance.** The Company's obligation to reimburse the Executive for legal fees and expenses pursuant to this Article VIII is intended to meet the requirements for a specified date or a fixed schedule of payments with respect to such reimbursements consistent with the conditions specified in U.S. Treasury Department Regulation Section 1.409A-3(i)(1)(iv), and the Company and the Executive agree that the provisions of this Article VIII shall be construed so as to comply with such conditions. The

Company's obligations pursuant to this Article VIII shall terminate in their entirety on the earlier of (i) the date on which a Violation occurs, if any and (ii) the tenth anniversary of the Executive's death. In no event shall the amount of fees and expenses eligible for reimbursement pursuant to this Article VII in a calendar year affect the fees and expenses eligible for reimbursement in any other calendar year. In no event shall the Company make any reimbursement payment to the Executive pursuant to this Article VIII on a date that is later than the last year of the calendar year during which the applicable expense was incurred by the Executive. In no event shall the Executive be entitled to exchange the right to receive reimbursement pursuant to this Article VIII for cash or any other payment or benefit.

ARTICLE IX: AMENDMENT AND TERMINATION OF THE PLAN

9.1 The Company has the right to amend this Plan in whole or in part at any time; provided that no amendment of this Plan shall be effective as to any Executive who is or may reasonably be expected to be materially adversely affected thereby until the date that is two years after the date on which the Company gives written notice to all such Executives of its intention to adopt such amendment, unless such Executive consents in writing. Any purported Plan termination or amendment in violation of this Article IX shall be void and of no effect.

ARTICLE X: MISCELLANEOUS PROVISIONS

10.1 **Successors.** This Plan shall be binding upon the Company and its successors and assigns.

10.2 **Executive Information.** Each Executive shall notify the Committee of his or her mailing address and each change of mailing address to the extent that he or she has not previously informed the Company thereof. In addition, each Executive shall furnish the Committee with any other information and data that the Committee reasonably considers necessary for the proper administration of this Plan and the Executive's Agreements. The information provided by the Executive under this Section 10.2 shall be binding upon the Executive, his or her dependents and any beneficiaries for all purposes of this Plan and the Agreements. The Committee shall be entitled to rely on any representations regarding personal facts made by an Executive, his or her dependents or beneficiaries, unless it has knowledge that such representations are false.

10.3 **Payments to Beneficiary.** If an Executive dies before receiving amounts to which he or she is entitled under this Plan or any Agreement, such amounts shall be paid to the Executive's Beneficiary or, if there is no Beneficiary, to the Executive's estate. If a Beneficiary dies before complete payment of any benefits attributable to a deceased Executive, the remaining benefits shall be paid the Beneficiary's estate.

10.4 **Notices.** Any notice, request, election, or other official communication under this Plan or any Agreement shall be in writing and shall be delivered personally, by courier service, by registered or certified mail, return receipt requested or (in the case of the Company, the CEO or the HR Official (as defined in the Agreements)) by facsimile, and shall be effective upon actual receipt by the party to which such notice shall be directed, and shall be addressed as follows: (i) if to the Company, or McDonald's Corporation,

One McDonald's Plaza, Oak Brook IL 60523, Attention: Corporate Secretary, facsimile: (630) 623-0497, (ii) if to the CEO or the HR Official, to such official at One McDonald's Plaza, Oak Brook, Illinois 60523, facsimile: (630) 623-7409, and (iii) if to an Executive, the last mailing address as specified by the Executive in accordance with Section 10.2 above.

10.5 **Right to Amend Compensation Plans and Employee Plans.** Nothing in this Plan or any Agreement shall be construed to limit the ability of the Company to amend or terminate any of its Benefit Plans or other employee compensation or benefit plans other than this Plan, and any such terminations or amendments shall be effective as to the Executives.

10.6 **Non-Alienation.** No Executive shall have the right to assign, transfer or anticipate an interest in any benefit under this Plan or any Agreement.

10.7 **Severability.** If any one or more articles, sections or other portions of this Plan or of any Agreement are declared by any court or governmental authority to be unlawful or invalid, such unlawfulness or invalidity shall not serve to invalidate any article, section or other portion not so declared to be unlawful or invalid. Any article, section or other portion so declared to be unlawful or invalid shall be construed so as to effectuate the terms of such article, section or other portion to the fullest extent possible while remaining lawful and valid.

10.8 **No Waiver.** The Company's or an Executive's failure to insist upon strict compliance with any provision of this Plan or of any Agreement shall not be deemed a waiver of such provision or any other provision of this Plan or of any Agreement. The Company or an Executive may waive any or all of the provisions of this Plan or of any Agreement only by signing a document to that effect. A waiver of any provision of this Plan or of any Agreement shall not be deemed a waiver of any other provision, and any waiver of any default in any such provision shall not be deemed a waiver of any later default thereof or of any other provision.

10.9 **Governing Law.** This Plan is an "employee benefit plan" within the meaning of Section 3(3) of ERISA. It is intended to constitute a "welfare plan" within the meaning of Section 3(1) of ERISA, but to the extent it is held to be a "pension plan" within the meaning of Section 3(2) of ERISA, it constitutes an unfunded plan maintained primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees. To the extent not preempted by federal law, this Plan and all Agreements shall be interpreted and construed in accordance with the laws of the State of Illinois, without regard to any otherwise applicable conflicts of law or choice of law principles.

10.10 **Captions.** The captions of the Sections and Articles of this Plan are not a part of the provisions hereof and shall have no force or effect.

10.11 **No Mitigation or Offset.** In no event shall any Executive or the Company be obligated to take any action by way of mitigation of any damages caused by the breach by the Company or any Executive, as applicable, of its, his or her obligations under this Plan. No Executive's payments or benefits under this Plan shall be reduced by any compensation that the Executive earns after his or her Date of Termination from employment or self-employment, provided that such employment or self-employment does not violate the Executive's obligations under his or her Agreements.

10.12 **Change of Control Employment Agreement.** Notwithstanding any other provision of this Plan, in the event that an Executive's Date of Termination occurs in circumstances under which the Executive would otherwise be eligible to receive severance benefits under a change of control employment agreement with the Company, such Executive shall receive the greater of, but not both of: (i) the aggregate benefits provided under the this Plan plus any golden parachute excise tax gross-up payments provided under such change of control employment agreement, to the extent that such golden parachute excise tax gross-up payments are applicable to the benefits provided to the Executive under this Plan; or (ii) the aggregate benefits for which the Executive would qualify under the change in control employment agreement if this Section 10.12 did not apply. The value of such benefits shall be determined based on the present value of the benefits provided under each of the change in control employment agreement and this Plan as of the Termination Date.

10.13 **ERP.** As a condition to participation in the Plan, each Executive shall be required to execute an Acknowledgment and Release, substantially in the form attached as Exhibit 2 hereto, acknowledging that (notwithstanding Article 9 of the ERP) the ERP is no longer of any force or effect with respect to the Executive and that the payments and benefits provided to the Executive under the Plan are in lieu of any payments, benefits or arrangements to which the Executive might otherwise have been entitled under the ERP, and waiving any and all rights and claims that the Executive may otherwise have to any such payments, benefits or arrangements.

10.14 **Company Subsidiaries and Successors.** References in this Plan to employment by "the Company" shall be deemed to include employment by (1) any entity in which the Company directly or through intervening subsidiaries owns 100% of the total combined voting power or value of all classes of stock, or in the case of an unincorporated entity, 100% interest in the capital and profits and (2) any successor or assign of the Company pursuant to Section 10.1, and any obligation of the Company hereunder shall be deemed satisfied if and to the extent an entity described in clause (1) or (2) of this sentence performs such obligation.

10.15 **Section 409A.** The Company intends for the Plan to comply with the requirements of Section 409A, and the Plan shall be interpreted and administered accordingly.

McDONALD'S CORPORATION
Date: November 29, 2007

/s/ Richard Floersch
By: Richard Floersch
Title: Corporate Executive Vice President – Human
      Resources

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WELFARE BENEFIT

Complete the following worksheet to determine the Welfare Benefit as of the Date of Termination:

COBRA

A. Insert the current annual Company cost (as of the Date of Termination) in respect of the Executive's participation in McDonald's medical and dental plans: _____

B. Multiply the amount in A by 1.5: _____

RETIREE MEDICAL

C. Insert the aggregate amount of the monthly premium payable under all the Retiree Medical Plans of McDonald's in which the Executive is eligible to participate immediately prior to the Date of Termination to purchase the same type of coverage (family or individual) that the Executive has immediately prior to the Date of Termination: _____

> *(If the Company has no retiree medical insurance plans in which the Executive is eligible to participate as of the Date of Termination, insert here the same amount determined under "A" above.)*

D. Subtract 18 from the number of months in the Aggregate Separation Pay Period: _____

E. Multiply C and D: _____

LIFE INSURANCE

F. Enter the annual Company cost for life insurance coverage as shown on the Executive's total compensation statement issued most recently prior to the Date of Termination: _____

G. Divide F by 12: _____

H. Multiply G by the number of months in the First Separation Pay Period: _____

I. Multiply G by (i) the number of months in the Second Separation Pay Period and (ii) the applicable Salary Percentage: _____

WELFARE BENEFIT

J. Add B, E, H and I. ***This is the Welfare Benefit.*** _____

EXHIBIT 1

TERMINATION AGREEMENT AND GENERAL RELEASE

THIS TERMINATION AGREEMENT AND GENERAL RELEASE (this "Agreement") is entered into as of this __ day of _____, _____, by and between McDonald's Corporation, a Delaware corporation (the "Company") and _____ (the "Executive"), pursuant to the Company's Executive Retention Replacement Plan (the "Plan"), a copy of which is attached hereto as Exhibit A.

WITNESSETH:

WHEREAS, the Executive participates in the Plan; and

WHEREAS, if the Executive complies with his/her obligations under the Plan, he/she will hereafter be entitled to substantial compensation and benefits under the Plan to which he/she would not otherwise be entitled; and

WHEREAS, the Executive is required under the Plan to execute this Agreement in order to receive benefits under the Plan;

NOW, THEREFORE, in consideration of the mutual covenants and promises contained herein and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree as follows:

1. **Definitions.** Capitalized terms used but not defined in this Agreement shall have the meanings given to them in the Plan. The following terms shall have the meanings set forth below:

Agreement: defined in the first paragraph above.

Company: defined in the first paragraph above.

Company Property: all records, documents, materials, papers, computer records or print-outs belonging to McDonald's, including without limitation those containing Confidential Information and Trade Secrets.

Competing Business: any Person (and any branches, offices or operations thereof) that is a material and direct competitor of McDonald's in any country in the world or in any state of the United States by virtue of selling, manufacturing, processing or promoting any product that is substantially similar to, competes with, or is intended to compete with, replace, or duplicate in the market any product that was sold or under development by McDonald's during the five years (or shorter period of the Executive's employment with the Company) preceding the date of execution of this Agreement or with respect to which the Executive has had specific knowledge and involvement.

Confidential Information and Trade Secrets: all valuable and unique tangible and intangible information and techniques acquired, developed or used by McDonald's relating to its business, operations, employees and customers, which gives McDonald's a competitive advantage in the businesses in which McDonald's is engaged, including without limitation processes, methods, techniques, systems, computer data, formulae, patents, models, devices, compilations, customer lists, supplier lists or any information of whatever nature that gives McDonald's an opportunity to obtain an advantage over competitors who do not know or use such data or information.

Executive: defined in the first paragraph above.

HR Official: the Company's Senior Executive Vice President of Human Resources (or any successor position).

Justified Disclosure: defined in Section 8(a) below.

McDonald's: the Company and its subsidiaries, divisions, affiliates and related companies.

McDonald's-Related Person: any director, officer, employee or franchisee of the Company or any of its subsidiaries, divisions, affiliates and related companies.

Other Separation Benefits: defined in Section 9(c) below.

Person: a person, firm, corporation, partnership, venture or other entity of any kind.

Plan: defined in the first paragraph above.

Recovery Period: the period beginning on the Date of Termination and ending on the date on which a Violation is discovered.

Release Date: the Executive's Date of Termination.

Released Persons: defined in Section 9(a) below.

Specified Competitors: the entities listed on Exhibit B hereto and their respective subsidiaries and affiliates, as required by Section 1.02(b) of the Plan.

Stock Option Gains: defined in Section 10(c)(iv) below.

Violation: defined in the Plan.

2. ***Relationship of Agreement to Plan.*** The provisions of the Plan, including without limitation the provision regarding administration in Article II of the Plan, are applicable to this Agreement and to the obligations of the Company and the Executive hereunder, and are hereby incorporated by reference into this Agreement. However, any amendments made to the Plan after the date of this Agreement will not apply to the Executive absent the consent of the Executive, to the extent such consent is required pursuant to Article IX of the Plan.

3. ***Circumstances Requiring Agreement.*** The Executive's employment [has terminated] [will terminate] as a result of [insert the appropriate clause from the following:]

[the Executive's election to terminate employment pursuant to Article III of the Plan]

[termination by the Company other than for Cause]

[termination by the Executive for Good Reason][1]

The Executive's Date of Termination is _____, ____. This Agreement constitutes the Executive's Termination Agreement and General Release.

4. ***Termination Benefits.*** The Executive shall be entitled to receive the benefits specified in Article IV of the Plan, provided that the Executive properly executes this Agreement, does not revoke this Agreement, and complies with all Agreements that he or she is required under the Plan to execute. These Termination Benefits are outlined on Exhibit C hereto.

5. ***Company Property and Confidentiality***.

(a) *Acknowledgements.* The Executive acknowledges that (i) it is the policy of McDonald's to maintain as secret and confidential all Confidential Information and Trade Secrets; (ii) all Confidential Information and Trade Secrets are the sole and exclusive property of McDonald's; and (iii) disclosure of Confidential Information and Trade Secrets would cause significant damage to McDonald's.

(b) *Company Property.* The Executive agrees to turn all Company Property over to the CEO or the CEO's designee, at or as promptly as practicable following the execution of this Agreement.

(c) *Confidentiality.* The Executive shall not, without obtaining the Company's consent pursuant to Section 7 below, use, disclose, furnish or make accessible to any Person any Confidential Information and Trade Secrets obtained during the Executive's employment with the Company at any time for so long as such information remains confidential or secret.

6. ***Other Covenants.***

(a) *Acknowledgements.* The Executive acknowledges that McDonald's is engaged in a highly competitive, global business that requires the preservation of Confidential Information and Trade Secrets. The Executive further acknowledges that McDonald's has near-permanent relationships with vendors, affiliates, customers, suppliers, manufacturers, alliance partners, employees and service organizations, which McDonald's has a legitimate interest in protecting. Finally, the Executive acknowledges that the covenants set forth in this Section 6 are reasonable under the circumstances, that he or she has the skill and ability to find alternative commensurate work not in violation of such covenants and that he or she has the wherewithal to support himself/herself and his/her family without violating such covenants, including without limitation the covenant not to compete provided for in Section 6(b) below.

(b) *Noncompetition.* The Executive agrees to not work for or provide services to a Competing Business or to the Specified Competitors at any time on or before _____, ____ *[insert date of the second anniversary of the Date of Termination].*

---

[1] Applies only to James A. Skinner.

(c) *Exceptions.* It shall not be considered a violation of this Section 6 for the Executive to engage in any of the following:

(i) The performance of services for and on behalf of an investment banking or commercial banking, auditing or consulting firm at any time after the termination of the Executive's employment, so long as the Executive is not personally engaged in rendering services to or soliciting business of a Competing Business or any of the Specified Competitors; or

(ii) Being the record or beneficial owner of up to one (1) percent of the outstanding voting securities of any publicly traded entity; or

(d) *No Solicitation or Hiring of Employees.* The Executive shall not, at any time on or before _____, ____ *[insert the second anniversary of the Date of Termination]*, solicit or attempt to solicit any employee (other than the Executive's administrative assistant), consultant, franchisee, supplier or independent contractor of McDonald's to terminate, alter, or lessen that party's affiliation with McDonald's or to interfere with or violate the terms of any agreement or understanding between such entity, employee or person and McDonald's.

(e) *No Disparagement.* The Executive shall not, at any time on or before _____, ____ *[insert third anniversary of Date of Termination]*, (i) make any public disclosures or publish any articles or books about McDonald's, its business or any McDonald's-Related Person, or grant an interview to any representative of the public media, without the prior written consent of the CEO, or (ii) intentionally publish any statement or make any disclosure about McDonald's, its business or any McDonald's-Related Person that is disparaging, derogatory or otherwise casts a bad light on McDonald's, its business or any McDonald's-Related Person.

7. **Consent Procedure.**

(a) *Seeking Consent.* The Executive may seek the Company's consent to engage in any of the activities prohibited by Section 6 above, by providing written notice thereof to the Company addressed to the HR Official, including a full and complete disclosure in writing to the Company of all the relevant facts, including without limitation the services to be rendered or activities to be engaged in, places of employment, performance of services or activities, compensation to be paid, expertise to be provided, amount to be invested, stock or debt to be received, and business plan or plans to be executed by such entity or person. The Company thereafter shall have fourteen (14) calendar days to consider the Executive's contemplated activities as disclosed and shall in writing, either consent or object to such activities. It is agreed that consent shall not be unreasonably withheld.

(b) *Specific Activities.* Without limiting the generality of the foregoing, such consent shall not be withheld in any case in which an Executive seeks consent to engage in conduct described in Section 6(d)(iii) above and provides the Company with representations in form and substance reasonably satisfactory to the Company that he or she shall not work on or perform services for a competitive product or substantially similar product as described in Section 6(d)(iii) above.

1-4

(c) *Binding Decisions.* All decisions of the Company under this Section 7 shall be final and binding upon the Executive, and the Executive shall not engage in any such activities if the Company shall object.

8. **Legal Compulsion.**

(a) *Notice.* If the Executive reasonably and in good faith believes that he or she is or may be compelled by law or by a court or governmental agency by a proper proceeding to disclose Confidential Information and Trade Secrets, or to make a statement or take other action that would, absent this Section 8, violate Section 6(f) above (each such disclosure, statement or action, a "Justified Disclosure"), then the Executive shall give the Company written notice thereof as far in advance of such Justified Disclosure as is lawful and practicable, shall cooperate (at the Company's sole expense) with the Company in its efforts to prevent such Justified Disclosure from being compelled, and shall limit his or her Justified Disclosure to the minimum compelled by law or court order, except to the extent the Company agrees otherwise in writing.

(b) *No Violation.* If the Executive complies with the foregoing procedure to the greatest extent possible without violating applicable law, then the Executive shall not be deemed to have breached Section 5(c) or 6(f) above, as applicable, as a result of the Violation.

9. **Release Provisions.**

(a) *Release.* The Executive understands, intends and agrees that this Section 9 constitutes full, complete and final satisfaction of all claims, demands, lawsuits or actions of any kind, whether known or unknown, against McDonald's and/or their respective directors, officers or employees (with McDonald's, collectively, the "Released Persons"), arising at any time up to and including the Release Date, and the Executive hereby forever releases each Released Person from all such matters. This includes, but is not limited to, a release of claims, demands, lawsuits and actions of any kind relating to any employment or application for employment or franchise, claims relating to resignation and/or cessation of employment, claims alleging breach of contract of any tort, claims for wrongful termination, defamation, intentional infliction of emotional distress, personal injury, violation of public policy and/or negligence related to employment or resignation, claims under Title VII of the Civil Rights Act of 1964, as amended, Section 1981 of the Civil Rights Act of 1866, as amended, the Age Discrimination in Employment Act of 1967, as amended, the Rehabilitation Act of 1973, the Americans with Disabilities Act of 1990, the Employee Retirement Income Security Act of 1974, as amended, the Worker Adjustment and Retraining Notification Act, the Family and Medical Leave Act of 1993, the Illinois Human Rights Act, or any other state, Federal or local law prohibiting discrimination, and claims based on any other law, regulation, or common law, whether before any Federal, state or local agency, in any court of law or before any other forum. Notwithstanding the foregoing, the Executive's release shall not extend to any claims (i) for benefits under Employee Plans that are qualified under Section 401(a) of the Internal Revenue Code, (ii) for payments and benefits to which the Executive is entitled under the Plan as provided in Section 4 above, (iii) for payments or benefits under any Deferred Compensation Plan, Benefit Plan or other employee benefit plan of the Company to which the Executive is entitled by the terms thereof, except as provided otherwise in Section 9(c) below and except to the extent such entitlements are specifically amended or eliminated by the Plan, or (iv) for indemnification under the Company's policy on indemnification of officers and directors and coverage under any related insurance policies.

(b) *Advice, Time to Consider and Revocation.* The Executive is hereby advised to consult with an attorney prior to executing this Agreement. The Executive is further advised that he/she has a period of 21 days within which to consider the terms of this Agreement and whether or not to execute it. In addition, for a period of 7 days following the Executive's execution of this Agreement, he/she has the right to revoke this Agreement, and no portion of this Agreement shall become effective or enforceable until such revocation period has expired.

(c) *Other Benefits.* The Executive acknowledges and agrees that the payments and benefits provided to the Executive under the Plan are in lieu of any payments, benefits or arrangements to which the Executive might otherwise be entitled to under any Employee Plan or other plan or arrangement which provides for severance or separation ("Other Separation Benefits"), and the Executive hereby waives any and all rights and claims that he or she may now or hereafter have to any Other Separation Benefits; provided, that the foregoing waiver shall not apply to any right the Executive may have to any gross-up payments related to the excise tax on excess parachute payments imposed by Section 4999 of the Internal Revenue Code under any change of control employment agreement with the Company. The foregoing shall not be construed as affecting in any manner the Executive's benefits and entitlements (if any) under any Employee Plan that provides pension or retiree medical or life insurance benefits.

(d) *Acknowledgements.* The Executive acknowledges having read and understood the provisions of this Section 9 as well as the other provisions of this Agreement, and represents that his/her execution of this Agreement constitutes his/her knowing and voluntary act, made without coercion or intimidation. The Executive acknowledges and agrees that the release set forth in this Section 9 is being given only in exchange for consideration in addition to anything of value to which the Executive already is entitled. The Executive finally agrees not to file any lawsuits against the Company or any of the released entities or persons with respect to claims covered by the release given in this Section 9.

10. **Remedies.**

(a) *Acknowledgements.* In recognition of the confidential nature of the Confidential Information and Trade Secrets, and in recognition of the necessity of the limited restrictions imposed by the Agreement, the Executive acknowledges it would be impossible to measure solely in money the damages which McDonald's would suffer if the Executive were to breach any of his/her obligations under Sections 5 and 6 above. The Executive also acknowledges that his/her breach of any such obligations would irreparably injure the Company.

(b) *Entitlement to Injunctive Relief.* If the Executive breaches any of his/her obligations under Sections 5 and 6 above, McDonald's shall be entitled, in addition to any other remedies to which McDonald's may be entitled under the Agreement or otherwise, to an injunction issued by a court of competent jurisdiction, to restrain any breach or threatened breach, of such provisions, and the Executive waives any right to assert any claim or defense that McDonald's has an adequate remedy at law for any such breach and any right to require, or request a court to require, that McDonald's post a bond in connection therewith.

(c) *Effect on Other Benefits.* In the event of a breach by the Executive of any of his/her obligations under this Agreement, excluding for this purpose an isolated, insubstantial and inadvertent action, the Company shall be entitled to:

(i)   discontinue any and all payments and other benefits to which the Executive or his/her beneficiaries would otherwise be entitled pursuant to this Agreement and/or the Plan;

(ii)   terminate any and all unexercised stock options, outstanding restricted stock units and outstanding awards under the CPUP then held by the Executive or by any transferee of the Executive;

(iii)   require the Executive to repay to the Company the aggregate amount of cash payments received by the Executive from the Company pursuant to this Agreement and/or the Plan; and

(iv)   in the case of any such breach occurring after the Executive's Date of Termination, require the Executive to pay to the Company any Stock Option Gains (as defined in the next two sentences). "Stock Option Gains" with respect to the Executive's stock options that were not vested as of his or her Date of Termination means the aggregate amount of any gain recognized upon exercise of such stock options during the Recovery Period. "Stock Option Gains" with respect to the Executive's stock options that were vested as of his or her Date of Termination means the excess, if any, of (A) the aggregate amount of any gain recognized upon exercise of such stock options during the Recovery Period over (B) the amount of gain that would have been recognized, had such exercises instead occurred on the Executive's Date of Termination.

11. **Successors.** This Agreement shall be binding upon and inure to the benefit of the Company and the Executive and their respective heirs, representatives and successors.

12. **Jurisdiction and Venue.** Any action arising under this Agreement or between the Company and the Executive shall be instituted and brought exclusively under the jurisdiction and venue of the appropriate state or federal courts for the City of Oak Brook, Illinois, County of DuPage. The Executive hereby consents to the exclusive jurisdiction of said courts regardless of where the Executive may be domiciled at the time such suit is brought. It is further agreed that in the event the Company shall be required to institute any proceedings to enforce the terms of this Agreement, then the Company shall be entitled to recover its attorney fees and attendant expenses as part of any recovery.

13. **Captions.** The captions of the Sections of and Exhibits to this Agreement are not a part of the provisions hereof and shall have no force or effect.

14. **Entire Agreement.** This Agreement, together with the Plan, contain the entire agreement between the parties, and supersede any and all previous agreements, written or oral, between the Executive and the Company relating to the subject matter hereof. No amendment or modification of the terms of this Agreement shall be binding upon the parties hereto unless reduced to writing and signed by each of the parties hereto.

15. **Counterparts.** This Agreement may be executed in counterparts, each of which shall be deemed an original.

16. **Severability.** If any one or more Sections or other portions of this Agreement are declared by any court or governmental authority to be unlawful or invalid, such unlawfulness or invalidity shall not serve to invalidate any Section or other portion not so declared to be unlawful or invalid. Any Section or other portion so declared to be unlawful or invalid shall be construed so as to effectuate the terms of such Section or other portion to the fullest extent possible while remaining lawful and valid.

17. **Governing Law.** To the extent not preempted by federal law, this Agreement shall be interpreted and construed in accordance with the laws of the State of Illinois, without regard to any otherwise applicable conflicts of law or choice of law principles.

IN WITNESS WHEREOF, the Executive has hereunto set his hand, and the Company has caused these presents to be executed in its name on its behalf, all as of the day and year first above written.

McDONALD'S CORPORATION

By: _____

Title: _____

Name: _____

EXECUTIVE

By: _____

Name: _____

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EXHIBIT A. Executive Retention Replacement Plan

[Attach]

EXHIBIT B. Specified Competitors

[List of 25 to be inserted upon preparation of specific Agreement]

EXHIBIT C. Benefits Payable Upon Termination

[To be completed upon preparation of specific Agreement]

1. Benefits to be paid in a lump sum on the Payment Date pursuant to Section 4.1 of the Plan:

Separation Payment: $_____

Accrued Obligations: $_____

2. Earned Bonus to be paid pursuant to Section 4.3 of the Plan (if applicable): $_____

3. CPUP Awards that vest and will be paid pro rata pursuant to Section 4.4 of the Plan:

[List]

4. Restricted Stock Units that [vest and will be paid in full pursuant to Section 4.5(a) of the Plan][2] [vest and will be paid pro rata pursuant to Section 4.5(b) of the Plan][3]:

[List]

5. Stock Options that vest and remain exercisable pursuant to Section [4.6(a)] [4.6(b)][4] of the Plan:

[List]

---

[2] Delete 4.6(a) if employment is being terminated by the Company without Cause or, in the case of Mr. Skinner only, by Mr. Skinner for Good Reason; delete 4.6(b) if employment is terminating in an Article III Termination.

[3] Delete if employment is terminating in an Article III Termination.

[4] Delete if employment is being terminated by the Company without Cause or, in the case of Mr. Skinner only, by Mr. Skinner for Good Reason.

EXHIBIT 2

ACKNOWLEDGMENT AND RELEASE

THIS ACKNOWLEDGMENT AND RELEASE (this "Agreement") is entered into as of this 31st day of December, 2007, by and between McDonald's Corporation, a Delaware corporation (the "Company") and _____ (the "Executive"), pursuant to the Company's Executive Retention Replacement Plan (the "Plan"), a copy of which is attached hereto as Exhibit A.

WITNESSETH:

WHEREAS, the Executive was a participant in the Company's Executive Retention Plan (the "ERP") immediately prior to the Effective Date of the Plan whose "Change-in-Status Date" (as such term is defined in the ERP) had not occurred as of December 31, 2004; and

WHEREAS, it is in the best interests of the Company and its shareholders to continue to effect the ERP's purposes of retaining key executives and providing the Company with a smooth succession process by providing to the Executive, in a manner that conforms with Section 409A, benefits that are substantially economically equivalent to the benefits the Executive would have been entitled to receive under the ERP, and the Company and the Executive mutually desire to ensure that such benefits shall be provided in such manner; and

WHEREAS, the Executive is required as a condition to participation in the Plan to execute this Agreement;

NOW, THEREFORE, in consideration of the mutual covenants and promises contained herein and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree as follows:

1. **Definitions.** Capitalized terms used but not defined in this Agreement shall have the meanings given to them in the Plan.

2. **Relationship of Agreement to Plan.** The provisions of the Plan, including without limitation the provision regarding administration in Article II of the Plan, are applicable to this Agreement and to the obligations of the Company and the Executive hereunder, and are hereby incorporated by reference into this Agreement. However, any amendments made to the Plan after the date of this Agreement will not apply to the Executive absent the consent of the Executive, to the extent such consent is required pursuant to Article IX of the Plan.

3. **Acknowledgment and Release of Claims.** The Executive understands, intends and agrees that, notwithstanding Article 9 of the ERP, the ERP is no longer of any force or effect with respect to the Executive, and that the payments and benefits provided to the Executive under the Plan are in lieu of any payments, benefits or arrangements to which the Executive might otherwise have been entitled under the ERP, and the Executive hereby waives any and all rights and claims that he or she may now or hereafter have to any such payments, benefits or arrangements. The Executive acknowledges that he or she has carefully read and considered the Plan, the ERP and this Agreement and has been given an opportunity to consult with an attorney prior to executing this Agreement. The Executive represents that his/her execution of this Agreement constitutes his/her knowing and voluntary act, made without coercion or intimidation. The Executive agrees not to file any lawsuits against the Company, any of its subsidiaries, divisions, affiliates or related companies or any of their respective directors, officers or with respect to claims covered by the release given in this Section 3.

4. **Successors.** This Agreement shall be binding upon and inure to the benefit of the Company and the Executive and their respective heirs, representatives and successors.

5. **Jurisdiction and Venue.** Any action arising under this Agreement or between the Company and the Executive shall be instituted and brought exclusively under the jurisdiction and venue of the appropriate state or federal courts for the City of Oak Brook, Illinois, County of DuPage. The Executive hereby consents to the exclusive jurisdiction of said courts regardless of where the Executive may be domiciled at the time such suit is brought. It is further agreed that in the event the Company shall be required to institute any proceedings to enforce the terms of this Agreement, then the Company shall be entitled to recover its attorney fees and attendant expenses as part of any recovery.

6. **Captions.** The captions of the Sections of and Exhibits to this Agreement are not a part of the provisions hereof and shall have no force or effect.

7. **Entire Agreement.** This Agreement, together with the Plan, contain the entire agreement between the parties, and supersede any and all previous agreements, written or oral, between the Executive and the Company relating to the subject matter hereof. No amendment or modification of the terms of this Agreement shall be binding upon the parties hereto unless reduced to writing and signed by each of the parties hereto.

8. **Counterparts.** This Agreement may be executed in counterparts, each of which shall be deemed an original.

9. **Severability.** If any one or more Sections or other portions of this Agreement are declared by any court or governmental authority to be unlawful or invalid, such unlawfulness or invalidity shall not serve to invalidate any Section or other portion not so declared to be unlawful or invalid. Any Section or other portion so declared to be unlawful or invalid shall be construed so as to effectuate the terms of such Section or other portion to the fullest extent possible while remaining lawful and valid; provided, however, that in the event that the release in Section 3 hereof is declared to be unlawful or invalid in whole or in part, the Executive hereby waives his or her right to receive any benefits to which he or she would otherwise have been entitled under the Plan.

10. **Governing Law.** To the extent not preempted by federal law, this Agreement shall be interpreted and construed in accordance with the laws of the State of Illinois, without regard to any otherwise applicable conflicts of law or choice of law principles.

IN WITNESS WHEREOF, the Executive has hereunto set his hand, and the Company has caused these presents to be executed in its name on its behalf, all as of the day and year first above written.


McDONALD'S CORPORATION

By: _____

Title: _____

Name: _____

EXECUTIVE

By: _____

Name: _____


EXHIBIT 3

Notice of Article III Termination

Under the McDonald's Corporation Executive Retention Replacement Plan (the "Plan")

All capitalized terms used but not defined in this Notice have the meanings assigned in the Plan.

To [the Compensation Committee of the Board of Directors][1] [the Chief Executive Officer][2] of McDonald's Corporation:

I, the undersigned, hereby give notice of my intention to terminate my employment with the Company in accordance with the provisions of Article III of the Plan.

My proposed Date of Termination is: _____

By:	_____
Name:	_____
Date:	_____

[Agreed and acknowledged that a successor to the Executive has been selected and approved and, subject to the terms and conditions of the Plan, the Executive's election to terminate employment is hereby consented to.

The Date of Termination is: _____

By:	_____
Name:	_____
	Chief Executive Officer
Date:	_____][3]

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[1] Delete if notice is being given by James A. Skinner.

[2] Delete if notice is being given by any Executive other than James A. Skinner.

[3] Delete if notice is being given by James A. Skinner.

EXHIBIT 99.2

McDonald's Corporation
Severance Plan

Effective January 1, 2008

TABLE OF CONTENTS

Appendix I - Schedule of Severance Benefits

McDONALD'S CORPORATION
SEVERANCE PLAN

ARTICLE I.

Statement of Purpose

McDonald's Corporation has established the McDonald's Corporation Severance Plan to provide financial assistance through severance payments and other benefits to employees on the United States payroll who are subject to United States taxation and whose employment with an Employer hereunder is terminated in a Covered Termination.

The Plan is intended to be an unfunded welfare benefit plan for purposes of the Employee Retirement Income Security Act of 1974, as amended, and a severance pay plan within the meaning of the United States Department of Labor regulation section 2510.3-2(b). All prior existing severance pay plans, programs and practices for employees (other than the McDonald's Corporation Change of Control Severance Plan), whether formal or informal, are hereby revoked and terminated for Covered Employees. This document applies to Covered Employees whose Covered Termination occurs on and after January 1, 2008. Except as provided in Section 4.1 of the Plan, the payment of severance benefits to any Employee who had a Covered Termination prior to January 1, 2008 shall be determined in accordance with the terms of the Plan in effect at the time of such Employee's Covered Termination.

ARTICLE II.

Definitions

Cash Performance Unit Plan or CPUP. "Cash Performance Unit Plan" or "CPUP" means the McDonald's Cash Performance Unit Plan, the long-term incentive plan for eligible Officers or, if applicable, such other long-term cash incentive plan of an Employer as may be in effect as of a Qualifying Employee's Termination Date.

Cause. "Cause" means any one or more of the following:

(a) an Employee's commission of any act or acts involving dishonesty, fraud, illegality or moral turpitude;

(b) an Employee's willful or reckless material misconduct in the performance of his or her duties;

(c) an Employee's willful habitual neglect of material duties; or

(d) an Employee's serious and reckless or intentional violation of McDonald's Standards of Business Conduct.

Change of Control Severance Plan. "Change of Control Severance Plan" means (i) the McDonald's Change of Control Severance Plan or (ii) a McDonald's Corporation Tier I or Tier II Change of Control Employment Agreement, established as of January 1, 2008, as each is amended from time to time.

Claim. "Claim" means a written application for Severance Benefits under Section 9.1 of the Plan.

Claimant. "Claimant" means any individual who believes that he or she is eligible for Severance Benefits under this Plan and files a claim pursuant to Section 9.1 of the Plan.

COBRA. "COBRA" means the provisions regarding healthcare continuation coverage set forth in Section 601 *et seq.* of ERISA and Section 4980B of the Code.

COBRA Premium. "COBRA Premium" means the monthly cost of providing healthcare continuation coverage for a qualified beneficiary under COBRA, as adjusted from time to time.

Code. "Code" means the Internal Revenue Code of 1986, as amended.

Company Service Date. "Company Service Date" means an Employee's first day of full-time employment or benefits eligible part-time employment with an Employer as determined by McDonald's Human Resources Department.

Compensation. "Compensation" means the defined term under McDonald's Corporation Profit Sharing and Savings Plan, McDonald's Corporation Excess Benefit and Deferred Bonus Plan and any other long-term incentive plan, welfare benefits plan, deferred compensation arrangement, fringe benefit, practice or policy maintained by an Employer as described in Section 6.3 of the Plan.

Covered Employee. "Covered Employee" means an Employee who has been notified by McDonald's Corporation that he or she has a Covered Termination making them eligible for Severance Benefits under the Plan as described in Article III.

Covered Termination. "Covered Termination" means an Employee's Separation from Service due to:

(a) Reduction in the work force;

(b) Elimination of a position or job restructuring;

(c) Elimination of a position due to outsourcing; or

(d) Termination of employment by an Employer without Cause.

A Covered Termination does not include the Separation from Service of (i) any Employee who is being terminated for performance reasons, (ii) an Officer who is entitled to receive benefits under the Executive Retention Replacement Plan or (iii) an Employee who is eligible to receive benefits under the Change of Control Severance Plan with respect to such Separation from Service. In addition,

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an Employee's Separation from Service will not be treated as a Covered Termination hereunder if the Employee fails to return all property of the Employers (including, without limitation, automobiles (unless previously purchased in accordance with the applicable Schedule), keys, credit cards, documents and records, identification cards, equipment, phones, computers, etc.) within fifteen (15) days after the Employee's Separation from Service.

Employee. "Employee" means an employee (including an Officer) of an Employer who is on the Employer's United States payroll and is subject to taxation in the United States.

Employer. "Employer" means for purposes of this Plan, McDonald's Corporation and the following Related Entities: McDonald's USA, LLC; McDonald's Latin America, LLC; McDonald's APMEA, LLC; McDonald's International, LLC and McDonald's Europe, Inc.

ERISA. "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

Executive Retention Replacement Plan. "Executive Retention Replacement Plan" means the McDonald's Corporation Executive Retention Replacement Plan and its predecessor, the McDonald's Corporation Executive Retention Plan.

Key Employee. "Key Employee" means a "specified employee" as determined in accordance with the McDonald's Corporation Section 409A Specified Key Employee Policy adopted as in effect on January 1, 2008 and as amended from time to time in accordance with Treasury Regulation Section 1.409A-1(i).

McDonald's Corporation. "McDonald's Corporation" means McDonald's Corporation and its successors and assigns.

Officer. "Officer" means an Employee in the leadership band and above.

Plan. "Plan" means the McDonald's Corporation Severance Plan as set forth in this document.

Plan Administrator. "Plan Administrator" means the person responsible for administration of the Plan as set forth in Article VIII of the Plan.

Plan Year. The "Plan Year" shall be the calendar year for record keeping purposes.

Prorated CPUP. "Prorated CPUP" means the cash lump sum payment described in Section 4.8 for certain Qualifying Employees who are eligible for a pro rata long-term cash incentive bonus under CPUP for the performance period during which the Qualifying Employee's Termination Date occurs.

Prorated TIP. "Prorated TIP" means the cash lump sum payment for certain Qualifying Employees described in Section 4.6 of the Plan who are eligible for a pro rata bonus under McDonald's TIP.

Qualifying Employee. "Qualifying Employee" means each Covered Employee who meets the requirements set forth in the Plan, including, without limitation, the requirement to sign a Release Agreement within the time frame described in Section 6.1 and not revoke or rescind the Release Agreement.

Related Entity. "Related Entity" means a corporation, trade, or business if it and McDonald's Corporation are members of a controlled group of corporations as defined in Section 414(b) of the Code or under common control as defined in Section 414(c) of the Code.

Release Date. "Release Date" means the date upon which a Qualifying Employee's signed Release Agreement required under Section 6.1 of the Plan becomes irrevocable and non-rescindable.

Schedule. "Schedule" means the schedules attached as Appendix I to the Plan which describe the duration and which Severance Benefits under the Plan are available for different categories of Qualifying Employees.

Separation from Service. "Separation from Service" means an Employee's cessation of the performance of services for McDonald's Corporation and all of its Related Entities; provided that a "Separation from Service" shall not be deemed to have occurred for purposes of this Plan unless the relevant circumstances constitute the Employee's "Separation from Service" with McDonald's Corporation and all of its Related Entities within the meaning of Section 409A of the Code. In general, neither a transfer of employment from an Employer to another Related Entity nor a change in status from Employee to independent contractor or similar non-employee service provider to an Employer or any Related Entity will be treated as a Separation from Service.

Severance Benefits. "Severance Benefits" means the Severance Pay and any other benefit payable pursuant to this Plan.

Severance Pay. "Severance Pay" means the lump sum cash payment made to a Qualifying Employee pursuant to Section 4.1 of the Plan.

Severance Period. "Severance Period" means the period of time equal to the Qualifying Employee's Weeks of Severance commencing on his or her Termination Date.

Termination Date. A Covered Employee's "Termination Date" is the date on which a Covered Termination becomes effective.

Termination Notice Date. A "Termination Notice Date" is the date on which a Covered Employee receives notice that he or she has a Covered Termination under the Plan.

TIP. "TIP" means McDonald's Target Incentive Plan or any annual bonus plan that replaces the Target Incentive Plan.

TIP-Eligible. A Qualifying Employee is "TIP-Eligible" if his or her Termination Date is on or after March 1 of a calendar year and the Qualifying Employee is eligible to participate in TIP for the calendar year in which his or her Covered Termination occurs.

Weekly Base Pay. "Weekly Base Pay" means the base salary or base wages that a Qualifying Employee earns during a week, based upon rate of pay in effect for the Qualifying Employee immediately before the Qualifying Employee's Termination Date, excluding overtime or any special payments, and is used to compute the amount of Severance Pay under Section 4.1 of the Plan.

Weeks of Severance. "Weeks of Severance" means two weeks for each Year of Service of a Qualifying Employee subject to the minimum and maximum Weeks of Severance as set forth in the Schedule applicable to such Qualifying Employee.

Year of Service. A "Year of Service" for purposes of computing the amount of Severance Pay under Section 4.1 of the Plan means each complete twelve-month period beginning on the Qualifying Employee's Company Service Date and ending on the Qualifying Employee's Termination Date, with any period of less than 6 months being rounded down to the nearest complete twelve-month period and any period of 6 months or more being rounded up to the nearest complete twelve-month period. For example, a period of 10 years, 8 months and 3 days shall equal eleven Years of Service and a period of 10 years, 5 months and 3 days shall equal ten Years of Service.

ARTICLE III.

Eligibility

To be eligible for Severance Benefits under the Plan, an Employee must be subject to United States taxation and must be on the United States active payroll of an Employer (or must be an Employee who would be on the United States payroll but for the fact that, immediately prior to his or her Termination Date, the Employee is on a leave of absence or receiving short-term disability benefits) immediately before his or her Termination Date. Such an Employee must be designated for a Covered Termination by McDonald's Corporation and be notified that he or she has been so designated under the Plan as a Covered Employee after April 1, 2006. The fact that an Employee receives notice of termination of employment, or an Employee's employment actually terminates, shall not automatically entitle such Employee to be considered a Covered Employee nor automatically cause such termination to be considered a Covered Termination.

McDonald's Corporation shall establish procedures and processes for implementing Covered Terminations. These procedures and processes may differ depending on the business needs and priorities of the affected work unit. In the case of any Officer who is an officer of McDonald's Corporation within the meaning of Rule 16a-1(f) under the Securities Exchange Act of 1934, as amended (as determined by the Board of Directors of McDonald's Corporation), the Compensation Committee of the Board of Directors of McDonald's Corporation shall determine whether such Officer shall be treated as a Covered Employee and to what extent such Officer will be entitled to receive Severance Benefits under this Plan and the determinations of the Compensation Committee shall be final and binding. Officers who are entitled to receive benefits under the Executive Retention Replacement Plan are not eligible for benefits under this Plan. In addition, any Employee who is entitled to receive benefits under the Change of Control Severance Plan with respect to his or her Separation from Service shall not be eligible for benefits under this Plan.

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ARTICLE IV.

Benefits

In General. Each Qualifying Employee shall be entitled to Severance Pay and other Severance Benefits in accordance with this Article IV and Article V below, together with the Schedules included in Appendix I to this Plan applicable to the different categories of Qualifying Employees. Except as provided in Section 5.2, to the extent there is any conflict between the provisions of the Plan and an applicable Schedule, the provisions of the Schedule shall control. If a Qualifying Employee would be covered by both (i) Schedule A, B, C or D and (ii) the Schedules dealing with special circumstances (Schedule E, F or G), then Schedule E, F or G, as applicable, shall be the only Schedule that applies to that Qualifying Employee, except to the extent that provisions of another Schedule are incorporated by reference in the special circumstance Schedules. If a Qualifying Employee is a part-time Employee who is not benefits eligible as described in Schedule H, the only benefit payable under the Plan shall be Severance Pay for the duration specified in Schedule H.

Section 4.1. Computation of Severance Pay. A Qualifying Employee shall receive Severance Pay in a lump sum amount equal to his or her Weekly Base Pay multiplied by the Qualifying Employee's Weeks of Severance. Notwithstanding any provision herein or in any prior severance plan maintained by McDonald's Corporation or any other Employer to the contrary, if any former employee of an Employer is receiving severance continuation pay from an Employer as of December 31, 2007 under the terms of this Plan as in effect prior to January 1, 2008 and such payments are scheduled to continue into 2008, the Employer shall pay the former employee's remaining severance continuation payments in a single lump sum on, or as soon as reasonably practicable after, January 2, 2008.

Section 4.2. Medical, Dental and Vision Coverage. Unless otherwise provided in the applicable Schedule, if a Qualifying Employee is entitled to file, and does timely file, an election to continue any health benefits under a medical, dental and/or vision benefit program sponsored by McDonald's Corporation in accordance with the provisions of COBRA, the Employer shall pay a portion of such COBRA Premiums, as specified in the next sentence, during the Severance Period, out of the total period of eighteen months normally provided for by COBRA. During the Severance Period, the Qualifying Employee shall be required to pay a portion of the COBRA Premiums equal to what he or she would pay for such health benefits under the applicable program of McDonald's Corporation, if he or she had remained employed, and the Employer shall pay the balance of such COBRA Premiums. The Employer's payments, as applicable, shall be made to the entity funding the applicable plan coverage, and not to the Qualifying Employee. The Qualifying Employee must pay his or her share of such COBRA Premiums and may not have such cost withheld from the Severance Pay nor contributed to any cafeteria or flexible spending account. After the Severance Period ends, any further COBRA to which the Qualifying Employee may be entitled shall continue only if the Qualifying Employee pays the full cost thereof at the rate of 102% of both the employee and the employer premium costs under the applicable plans. The Employers shall not pay any portion of the

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COBRA Premiums for more than twelve months, regardless of whether the Qualifying Employee or his or her eligible dependents have an additional qualifying event under COBRA. Notwithstanding the foregoing, if COBRA is no longer required to be provided to a Qualifying Employee under the federal laws governing COBRA during the Severance Period, all payments of COBRA Premiums for that Qualifying Employee under this Plan will also end.

Section 4.3. Outplacement. The Employers shall provide each Qualifying Employee with outplacement assistance only if and only to the extent set forth in the applicable Schedule. The Qualifying Employee must start the outplacement process within 60 days of the Termination Date. In no event shall any Qualifying Employee be entitled to receive cash or other benefits in lieu of such outplacement assistance.

Section 4.4. Stock Options and Restricted Stock Units. Any equity compensation (including, without limitation, stock options and restricted stock units) granted to a Covered Employee under any equity incentive plan maintained by McDonald's Corporation that is outstanding immediately before the Termination Date shall be treated in accordance with the terms of the equity incentive plan, prospectus and grant applicable to such equity compensation.

Section 4.5. Sabbatical. A Qualifying Employee shall receive a lump sum sabbatical payment equal to eight weeks of Weekly Base Pay if: (a) the Qualifying Employee was entitled to take a sabbatical leave immediately before his or her Termination Date; or (b) the Qualifying Employee was eligible for McDonald's Corporation's sabbatical program and the Termination Date occurs on or after the ninth, nineteenth, twenty-ninth or thirty-ninth anniversary of the Qualifying Employee's Company Service Date but before the beginning of the year in which the tenth, twentieth, thirtieth or fortieth anniversary thereof occurs. In no event shall a Qualifying Employee receive more than one sabbatical payment or more than a total of eight weeks of Weekly Base Pay under this Section 4.5.

Section 4.6. Prorated TIP Bonuses. A Qualifying Employee who is TIP-Eligible shall also be entitled to receive a Prorated TIP payment. The Prorated TIP payment shall be prorated based on a fraction, the numerator of which is the number of days from January 1 through the Termination Date in the calendar year and the denominator of which is 365 (or 366 in a leap year). The Prorated TIP payment shall be based on the actual performance of McDonald's Corporation and its subsidiaries and business units during the annual performance period and shall be subject to supervisory discretion for the individual performance factor. The Prorated TIP payment will be made at the same time TIP payments are made to active employees.

Section 4.7. Company Vehicle. A Qualifying Employee who has a company-provided vehicle may purchase it and, in certain cases, may receive a prorated cash reimbursement for recent upgrades related to such vehicle, as determined by McDonald's Fleet Management Department and the terms of the McDonald's Corporation Vehicle Program applicable to the Qualifying Employee. In no event will the initial salary reduction of $1,200 paid by Home Office employees ($1,500 in the case of Officers) be refunded or repaid to the Employee.

In order to exercise the right to purchase his or her company-provided vehicle, a Qualifying Employee must provide notice of such exercise and complete the purchase in accordance with the procedures determined by McDonald's Fleet Management Department, but in no event may the purchase take place before his or her Release Date. If the Covered Employee's Termination Date occurs before his or her Release Date, the Covered Employee must return his or her company-provided vehicle on his or her Termination Date, and the vehicle shall be returned to him or her when such purchase can be completed.

Section 4.8. Prorated CPUP Payment. A Qualifying Employee who is eligible to participate in CPUP shall also be entitled to receive a Prorated CPUP payment. The Prorated CPUP payment shall be prorated based on a fraction, the numerator of which is the number of days from the beginning of the performance period through the Termination Date and the denominator of which is the total number of days from the first day of the performance period through the date on which the performance period would have ended if the Qualifying Employee had remained in active employment through the end of the scheduled performance period. The Prorated CPUP payment, if any, shall be based on the actual performance of McDonald's Corporation during the applicable performance period. The Prorated CPUP payment will be paid to the Qualifying Employee at the same time CPUP payments are made to other eligible active employees.


ARTICLE V.

Payment of Severance Pay and Sabbatical Pay


Section 5.1. Form and Timing of Payments. Except as provided in Section 5.2, a Qualifying Employee's Severance Pay and sabbatical pay, if any, shall be paid to the Qualifying Employee in a single lump sum as soon as reasonably practicable following the later of the Termination Date or the Release Date, but in no event later than 90 days after the Termination Date; provided, however that the Plan Administrator may, in his or her sole discretion, cause the Employer to make such payments at any time during the 90 day period following the Termination Date even if prior to the Release Date. Notwithstanding the foregoing, payment of the Severance Pay and the sabbatical pay is expressly conditioned on timely execution of a Release Agreement in accordance with Section 6.1. If a Qualifying Employee fails to execute the Release Agreement during the time frame specified in Section 6.1, the Covered Employee shall forfeit his or her right to receive the Severance Pay and sabbatical pay and shall repay any Severance Pay and sabbatical pay the Covered Employee previously received. The Employers shall have the right to seek enforcement of this repayment right in any court of competent jurisdiction.

If a Qualifying Employee is entitled to receive severance compensation as a statutory or government-funded benefit under the laws of a foreign country, the Severance Benefits that would otherwise be payable under this Plan may be offset by such severance compensation as the Plan Administrator determines in his or her discretion.

Section 5.2. Delayed Payment Date for Key Employees. Notwithstanding any provision in this Plan or any applicable Schedule to the contrary, if a Qualifying Employee is a Key Employee as of his or her Termination Date, the payment of such Qualifying Employee's Severance Pay and sabbatical pay, if any, shall be delayed until and shall be paid on the date that is six months after his or her Termination Date or in accordance with Section 5.3 if the Qualifying Employee dies before the end of such six month period.

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Section 5.3. Death of Qualifying Employee. In the event a Qualifying Employee (including a Qualifying Employee who is a Key Employee) dies before receiving his or her Severance Pay and sabbatical pay under the Plan, the Qualifying Employee's Severance Pay and sabbatical pay shall be paid in a lump sum as soon as practicable following the Qualifying Employee's death, but not later than 90 days following the Qualifying Employee's death, to the beneficiary designated by the Qualifying Employee under the McDonald's Corporation Profit Sharing and Savings Plan. If a deceased Qualifying Employee has failed to designate a specific beneficiary under the McDonald's Corporation Profit Sharing and Savings Plan, or if the designated beneficiary dies before the Qualifying Employee has received his or her Severance Pay and sabbatical pay, payment of the Qualifying Employee's Severance Pay and sabbatical pay shall be made to the Qualifying Employee's spouse if the Qualifying Employee is married as of the date of his or her death or otherwise to the Qualifying Employee's estate.

ARTICLE VI.

Requirement of Effective Release; Integration with Other Benefits

Section 6.1. Releases Generally. In addition to the requirements of Article III of the Plan, it shall be a condition of eligibility for Severance Benefits under the Plan that the Covered Employee shall have timely signed a release agreement (the "Release Agreement") within the period of time specified below and shall not have timely revoked or rescinded such Release Agreement. Such Release Agreement shall be in a form acceptable to the Plan Administrator that complies with applicable law and which is appropriate for the Covered Employee's classification. The Release Agreement may include a covenant not to compete with McDonald's Corporation or its subsidiaries. A Release Agreement must be signed no later than the date specified in the form of Release Agreement provided to the Covered Employee by the Plan Administrator; provided, however, that such date shall not be more than 60 days after the Covered Employee's Termination Date. McDonald's Corporation shall provide a Covered Employee with an executable form of Release Agreement no later than five (5) business days following the Covered Employee's Termination Date.

Except as provided in Section 5.1, no Severance Pay or sabbatical pay will be paid to a Covered Employee unless and until the Covered Employee timely signs the Release Agreement and the period of time for revoking or rescinding such agreement under applicable law has expired without the Covered Employee having revoked or rescinded such agreement. Severance Benefits other than Severance Pay and sabbatical payments shall be provided to a Covered Employee in accordance with Article III until such time as the Covered Employee either (a) fails to sign a Release Agreement within the time specified above or (b) timely revokes or rescinds an executed Release Agreement, at which time the Covered Employee shall cease to receive any further Severance Benefits under this Plan and shall repay McDonald's Corporation the cost of any Severance Benefits previously received by the Covered Employee. The Employers shall have the right to seek enforcement of this repayment right in any court of competent jurisdiction.

If a Covered Employee dies prior to the expiration of the time frame for signing the Release Agreement, the requirement for executing the Release Agreement shall be waived and the Severance Pay and sabbatical pay shall be paid in accordance with Section 5.3.

Section 6.2. Benefit Programs Generally. Except as provided in Section 6.5 below, Severance Benefits under this Plan are in addition to all pay and other benefits normally payable to a Qualifying Employee as of his or her Termination Date according to the established applicable policies, plans, and procedures of McDonald's Corporation and its Related Entities (other than severance pay plans, programs and practices, which have been revoked and terminated for Covered Employees pursuant to Article I above). Without limiting the generality of the foregoing, each Qualifying Employee shall be paid for any accrued but unused vacation as of his or her Termination Date. If a Qualifying Employee's Termination Date occurs in a year when he or she is eligible for an extra week of vacation under the "Splash Program," the Qualifying Employee will be paid for any unused Splash vacation. In addition, any benefit continuation or conversion rights to which a Qualifying Employee is entitled as of his or her Termination Date shall be made available to him or her. On a Qualifying Employee's Termination Date, all benefit plans, policies, fringe benefits and pay practices in which the Qualifying Employee was participating shall cease to apply to the Qualifying Employee in accordance with the terms of such benefits plans, policies, procedures and practices that apply to any other employee terminating employment with McDonald's Corporation or its Related Entities, as applicable and in accordance with the requirements of any applicable law, unless such benefits are specifically continued as a Severance Benefit under this Plan. In addition, the Employers will waive repayment by a Qualifying Employee of sabbatical, relocation and/or short-term disability benefits that otherwise would be required if the Qualifying Employee did not return to active employment under the terms of the applicable sabbatical, relocation or short-term disability program of the Employer. Finally, the Employers will continue to provide educational assistance for any class that the Qualifying Employee has begun to attend before his or her Termination Notice Date, provided that the Qualifying Employee complies with all requirements for such assistance and notifies the educational assistance service center of his or her Covered Termination within two weeks after his or her Termination Notice Date.

Section 6.3. Severance Not Compensation; Severance Period Not Service. Payments for sabbatical pursuant to Section 4.5 and for vacation pursuant to Section 6.2 shall be Compensation for purposes of determining any benefits provided under McDonald's Corporation Profit Sharing and Savings Plan and the McDonald's Corporation Excess Benefit and Deferred Bonus Plan to the extent so provided in the applicable plan documents. Except as provided in the preceding sentence, Severance Benefits under this Plan shall not be construed as Compensation for purposes of determining any benefits provided under McDonald's Corporation Profit Sharing and Savings Plan, the McDonald's Corporation Excess Benefit and Deferred Bonus Plan, any long-term incentive plan, or any other welfare benefit plan, deferred compensation arrangement, fringe benefit, practice or policy maintained by an Employer for its employees. The period of time during which Severance Benefits are being paid out or provided shall not count as credited service for any benefit program, payroll practice (such as entitlement to vacation or sabbatical) or for any other welfare benefit, profit sharing, savings, retirement or deferred compensation benefit or fringe benefit plan, practice or policy of any Employer.

Section 6.4. Increases in Compensation, Stock Option Grants and Restricted Stock Units. After a Covered Employee's Termination Notice Date, he or she shall not be entitled to any increases in compensation, including, without limitation, regularly scheduled merit increases in Weekly Base Pay or grants of stock options or restricted stock units.

Section 6.5. Limitations on Severance. To the extent that any federal, state or local law, including, without limitation, the Worker Adjustment and Retraining Notification Act and so-called "plant closing" laws, requires an Employer or any Related Entity to give advance notice or make a payment of any kind to a Covered Employee because of that Covered Employee's involuntary termination due to layoff, reduction in force, plant or facility closing, sale of business, change of control, or any other similar event or reason, the Severance Pay provided under this Plan shall be reduced or eliminated, as the case may be, by the amount of wages, benefits, or voluntary and unconditional payments paid in lieu of notice. The Severance Benefits provided under this Plan (together with the wages, benefits, or other payments described in this Section that reduce or eliminate the Severance Pay) are intended to satisfy any and all statutory obligations that may arise out of a Covered Employee's Covered Termination.

ARTICLE VII.

Discontinuance or Repayment of Benefits Upon Re-Employment or For Cause

Section 7.1. Discontinuance or Repayment upon Re-Employment. If a Qualifying Employee is subsequently re-employed by an Employer or any Related Entity before or after all of the Qualifying Employee's Severance Benefits under this Plan have been paid or provided, Schedule G shall set forth the Qualifying Employee's rights to receive or retain Severance Benefits under this Plan, unless the Plan Administrator, on behalf of the Employers, agrees otherwise in writing.

Section 7.2. Discontinuance or Repayment for Cause. Notwithstanding any other provision of the Plan, if the Plan Administrator determines at any time that a Qualifying Employee committed any act or omission that would constitute Cause while he or she was employed by an Employer or any Related Entity, the Employers may (i) cease payment of any benefit otherwise payable to a Qualifying Employee under the Plan and (ii) require the Qualifying Employee to repay any and all Severance Pay, sabbatical pay and Prorated TIP previously paid to such Qualifying Employee under the terms of this Plan. The Employers shall have the right to seek enforcement of their rights under clause (ii) above in any court of competent jurisdiction.

ARTICLE VIII.

Plan Administration

McDonald's Corporation may appoint one or more individuals to serve as Plan Administrator for the Plan. In the absence of such an appointment, the Plan Administrator shall be the Corporate Executive Vice President—Human Resources for McDonald's Corporation. The Plan Administrator shall have the discretionary authority to determine eligibility for Severance Benefits under the Plan and to construe the terms of the Plan, including the making of factual determinations. Benefits under the Plan shall be paid only if the Plan Administrator decides in his or her discretion that the Claimant is entitled to such benefits. The decisions of the Plan Administrator shall be final and conclusive with respect to all questions concerning administration of the Plan. The Plan Administrator may delegate to other persons responsibilities for performing certain of the duties of the Plan Administrator under the terms of the Plan and may seek such expert advice as the Plan Administrator deems reasonably necessary with respect to the Plan.

The Plan Administrator shall be entitled to rely upon the information and advice furnished by such delegates and experts, unless the Plan Administrator has actual knowledge that such information and advice is inaccurate or unlawful. Notwithstanding the foregoing, the Compensation Committee of the Board of Directors of McDonald's Corporation shall have the final authority with respect to all Severance Benefits under the Plan for executive Officers subject to Section 16 of the Securities Exchange Act of 1934.

McDonald's Corporation intends for the Plan to comply with the requirements of Section 409A of the Code and regulations, rulings and other guidance issued thereunder, and the Plan shall be interpreted and administered accordingly.

ARTICLE IX.

Claims Procedure

Section 9.1. Filing a Claim. Any individual who believes he or she is eligible for Severance Benefits under this Plan that have not been provided may submit his or her application for Severance Benefits to the Plan Administrator (or to such other person who may be designated by the Plan Administrator) in writing in such form as is provided or approved by the Plan Administrator. A Claimant shall have no right to seek review of a denial of Severance Benefits, or to bring any action in any court to enforce a Claim, prior to filing a Claim and exhausting rights under this Article IX.

When a Claim has been filed properly, it shall be evaluated and the Claimant shall be notified of the approval or the denial of the Claim within ninety (90) days after the receipt of such Claim unless special circumstances require an extension of time for processing the Claim. If such an extension of time for processing is required, written notice of the extension shall be furnished to the Claimant prior to the termination of the initial ninety (90) day period, which notice shall specify the special circumstances requiring an extension and the date by which a final decision will be reached (which date shall not be later than one hundred and eighty (180) days after the date on which the Claim was filed). A Claimant shall be given a written notice in which the Claimant shall be advised as to whether the Claim is granted or denied, in whole or in part. If a Claim is denied, in whole or in part, the notice shall contain (a) the specific reasons for the denial, (b) references to pertinent Plan provisions upon which the denial is based, (c) a description of any additional material or information necessary to perfect the Claim and an explanation of why such material or information is necessary, and (d) the Claimant's right to seek review of the denial.

Section 9.2. Review of Claim Denial. If a Claim is denied, in whole or in part, the Claimant shall have the right to (a) request that the Plan Administrator review the denial, (b) review pertinent documents, and (c) submit issues and comments in writing, provided that the Claimant files a written request for review with the Plan Administrator within sixty (60) days after the date on which the Claimant received written notification of the denial. Within sixty (60) days after a request for review is received, the review shall be made and the Claimant shall be advised in writing of the decision on review, unless special circumstances require an extension of time for processing the review, in which case the Claimant shall be given a written notification within such initial sixty (60) day period

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specifying the reasons for the extension and when such review shall be completed (provided that such review shall be completed within one hundred and twenty (120) days after the date on which the request for review was filed). The decision on review by the Plan Administrator shall be forwarded to the Claimant in writing and shall include specific reasons for the decision and reference to Plan provisions upon which the decision is based. A decision on review shall be final and binding on all persons for all purposes.

ARTICLE X.

Amendment and Termination

McDonald's Corporation reserves the right to amend the Plan from time to time or to terminate the Plan; provided, however, that no such amendment or termination shall reduce the amount of Severance Benefits payable to any Qualifying Employee whose Termination Date has already occurred, who has signed and not revoked or rescinded a Release Agreement required by Section 6.1, and who has completed all other applicable paperwork on or before the effective date of such amendment or termination. Notwithstanding the foregoing, the Corporate Executive Vice President - Human Resources and the Corporate Executive Vice President, General Counsel and Secretary of McDonald's Corporation may amend or modify the terms of the Plan hereunder (i) to the extent necessary or advisable to comply with or obtain the benefits or advantages under the provisions of applicable law, regulations or rulings or requirements of the Internal Revenue Service or other governmental agency or of changes in such law, regulations, ruling or requirements (including, without limitation, any amendment necessary to comply with or secure an exemption from Section 409A of the Code) or (ii) to adopt any other procedural or cosmetic amendment that does not materially change the benefits to Qualifying Employees or materially increase the cost of the benefits provided hereunder. No person may amend this Plan in a manner that would subject any Covered Employee to taxation of his or her Severance Pay or any other Severance Benefits under Section 409A(a)(1) of the Code.

ARTICLE XI.

Miscellaneous

Section 11.1 Qualifying Employee Information. Each Qualifying Employee shall notify the Plan Administrator of his or her mailing address and each change of mailing address. In addition, each Qualifying Employee shall be required to furnish the Plan Administrator with any other information and data that McDonald's Corporation or the Plan Administrator considers necessary for the proper administration of the Plan. The information provided by the Qualifying Employee under this provision shall be binding upon the Qualifying Employee, his or her dependents and any beneficiary for all purposes of the Plan, and McDonald's Corporation and the Plan Administrator shall be entitled to rely on any representations regarding personal facts made by a Qualifying Employee, his or her dependents or beneficiary, unless such representations are known to be false. The receipt of Severance Benefits under the Plan by each Qualifying Employee is conditioned upon the Qualifying Employee furnishing full, true and complete data, evidence or other information and the Qualifying Employee's timely signature of any document related to the Plan, requested by McDonald's Corporation or the Plan Administrator.

Section 11.2. Successors and Assigns. The obligations of McDonald's Corporation under the Plan shall be assumed by its successors and assigns.

Section 11.3. Employment Rights. The existence of the Plan shall not confer any legal or other rights upon any employee to continuation of employment. McDonald's Corporation and its Related Entities reserve the right to terminate any employee with or without cause at any time, notwithstanding the provisions of this Plan.

Section 11.4. Controlling Law. The provisions of this Plan shall be governed, construed and administered in accordance with ERISA. To the extent that ERISA does not apply, the laws of the State of Illinois shall be controlling, other than Illinois law concerning conflicts of law.

Section 11.5. Notices. Any notice, request, election or other communication under this Plan shall be in writing and shall be considered given when delivered personally or mailed by first class mail properly addressed (which, in the case of a Qualifying Employee, shall include mailing to the last address provided to the Plan Administrator by such Qualifying Employee). Notice to McDonald's Corporation or the Plan Administrator by fax shall be acceptable notice if faxed to the number designated by McDonald's Corporation or the Plan Administrator, as applicable, for receipt of notices under this Plan.

Section 11.6. Interests Not Transferable. The interest of persons entitled to Severance Benefits under the Plan are not subject to their debts or other obligations and, except as provided in Sections 5.3 and 11.2 above and Section 11.12 below, as required by federal or state garnishment orders issued to the Plan or McDonald's Corporation or any Employer, or as may be required by ERISA, may not be voluntarily or involuntarily sold, transferred, alienated, assigned or encumbered.

Section 11.7. Mistake of Fact or Law. Any mistake of fact or misstatement of fact shall be corrected when it becomes known and proper adjustment made by reason thereof. A Qualifying Employee shall be required to return any payment, or portion thereof, made by mistake of fact or law to the applicable Employer that made such payment.

Section 11.8. Representations Contrary to the Plan. No employee, Officer, or director of McDonald's Corporation has the authority to alter, vary or modify the terms of the Plan or the Severance Benefits available to any Qualifying Employee except by means of a written amendment duly authorized by the Board of Directors of McDonald's Corporation or its delegate, in accordance with the provisions of the Plan. No verbal or written representations contrary to the terms of the Plan and any duly authorized written amendment in effect as of the date such representation was made shall be binding upon the Plan, the Plan Administrator, McDonald's Corporation or any Related Entity.

Section 11.9. Plan Funding. No Qualifying Employee or beneficiary thereof shall acquire by reason of the Plan any right in or title to any assets, funds, or property of McDonald's Corporation or any Employer. Any Severance Benefits that become payable under the Plan are unfunded obligations of the Qualifying Employee's Employer, and shall be paid from the general assets of such Employer. No employee, Officer, director or agent of McDonald's Corporation or any Related Entity guarantees in any manner the payment of Severance Benefits.

Section 11.10. Headings. The headings in this Plan are for convenience of reference and shall not be given substantive effect.

Section 11.11. Severability. If any provision of this Plan is held illegal or invalid for any reason, the other provisions of this Plan shall not be affected.

Section 11.12. Withholding. Notwithstanding any other provision of this Plan, the Employers may withhold from any and all Severance Benefits such United States federal, state or local or foreign taxes as may be required to be withheld pursuant to any applicable law or regulation.

Section 11.13. Indemnification. Any individual serving as Plan Administrator without compensation, and each and every individual who is an employee of an Employer or any Related Entity to whom are delegated duties, responsibilities and authority with respect to the Plan, shall be indemnified to the fullest extent permitted by applicable law and the McDonald's Corporation Bylaws.

Executed this 29th day of November, 2007.


McDONALD'S CORPORATION

/s/ Richard Floersch
Richard Floersch
Corporate Executive Vice President and
Chief Human Resources Officer


Appendix I


McDonald's Corporation Severance Plan

Schedule A:

<u>Severance Benefits for</u>
<u>Qualifying Employees who are Officers</u>


This Schedule sets forth the Severance Benefits under the Plan for those Qualifying Employees who are employed as Officers and who are full-time Employees or benefits-eligible part-time Employees immediately before their Termination Dates. A Qualifying Employee under this Schedule who is a Key Employee as of his or her Termination Date, as determined under Section 5.2, shall be subject to the six month delay in payment of Severance Pay and sabbatical pay described in Section 5.2 in order to comply with Internal Revenue Code Section 409A.

Weeks of Severance: Each Qualifying Employee covered by this Schedule shall be credited with two (2) Weeks of Severance for each Year of Service with a minimum of twenty six (26) Weeks of Severance and a maximum of fifty-two (52) Weeks of Severance.

Severance Pay: Each Qualifying Employee shall receive Severance Pay in a lump sum in an amount equal to his or her Weekly Base Pay multiplied by his or her Weeks of Severance.

Medical/Dental Coverage: The Employers shall make the payments for COBRA Premiums provided for in Section 4.2 of the Plan during the Qualifying Employee's Severance Period.

Outplacement: Each Qualifying Employee covered by this Schedule shall receive outplacement assistance under a senior executive program, at the expense of the Employers, for a period of not more than 12 months, beginning not later than 60 days after the Qualifying Employee's Termination Date.

Prorated TIP/CPUP: Each Qualifying Employee who is TIP-Eligible may receive a Prorated TIP, if any, computed in accordance with Section 4.6 of the Plan and each Qualifying Employee who is eligible for a long-term cash bonus under CPUP may receive a Prorated CPUP, if any, computed in accordance with Section 4.8 of the Plan.

Company Vehicle: Section 4.7 of the Plan shall apply to each Qualifying Employee who has a company-provided vehicle.

Other Severance Benefits: A Qualifying Employee shall also receive, if otherwise eligible, the Severance Benefits provided for in Section 4.4 (equity awards) and Section 4.5 (sabbatical).

McDonald's Corporation Severance Plan

Schedule B:

<u>Severance Benefits for</u>
<u>Qualifying Employees in the Direction and Senior Direction Compensation Bands</u>

This Schedule sets forth the Severance Benefits under the Plan for those Qualifying Employees who are in the Direction or Senior Direction Compensation Band of the Employers and who are full-time Employees or benefits-eligible part-time Employees immediately before their Termination Dates.

Weeks of Severance: Each Qualifying Employee covered by this Schedule shall be credited with two (2) Weeks of Severance for each Year of Service with a minimum of sixteen (16) Weeks of Severance and a maximum of thirty-eight (38) Weeks of Severance.

Severance Pay: Each Qualifying Employee shall receive Severance Pay in a lump sum in an amount equal to his or her Weekly Base Pay multiplied by his or her Weeks of Severance.

Medical/Dental Coverage: The Employers shall make the payments for COBRA Premiums provided for in Section 4.2 of the Plan during the Qualifying Employee's Severance Period.

Outplacement: Each Qualifying Employee covered by this Schedule shall receive outplacement assistance under an executive program, at the expense of the Employers, for a period of not more than six months, beginning not later than 60 days after the Qualifying Employee's Termination Date.

Prorated TIP: Each Qualifying Employee who is TIP-Eligible may receive a Prorated TIP, if any, computed in accordance with Section 4.6 of the Plan.

Company Vehicle: Section 4.7 of the Plan shall apply to each Qualifying Employee who has a company-provided vehicle.

Other Severance Benefits: A Qualifying Employee shall also receive, if otherwise eligible, the Severance Benefits provided for in Section 4.4 (equity awards) and Section 4.5 (sabbatical).

McDonald's Corporation Severance Plan

Schedule C:

<u>**Severance Benefits for Qualifying Employees**
in the Specialist, Supervisory/Consulting or Management/Advisory Bands</u>

This Schedule sets forth the Severance Benefits under the Plan for those Qualifying Employees who are in the Specialist, Supervisory/Consulting or Management/Advisory Band but who are not Officers or directors of McDonald's Corporation or directors of any other Employer, and who are full-time Employees or benefits-eligible part-time Employees immediately before their Termination Dates.

Weeks of Severance: Each Qualifying Employee covered by this Schedule shall be credited with two (2) Weeks of Severance for each Year of Service with a minimum of twelve (12) Weeks of Severance and a maximum of twenty-six (26) Weeks of Severance.

Severance Pay: Each Qualifying Employee shall receive Severance Pay in a lump sum in an amount equal to his or her Weekly Base Pay multiplied by his or her Weeks of Severance.

Medical/Dental Coverage: The Employers shall make the payments for COBRA Premiums provided for in Section 4.2 of the Plan during the Qualifying Employee's Severance Period.

Outplacement: Each Qualifying Employee covered by this Schedule C shall receive outplacement assistance, at the expense of the Employers, for a period of not more than six months, beginning not later than 60 days after the Qualifying Employee's Termination Date.

Prorated TIP: Each Qualifying Employee who is TIP-Eligible may receive a Prorated TIP, if any, computed in accordance with Section 4.6 of the Plan.

Company Vehicle: Section 4.7 of the Plan shall apply to each Qualifying Employee who has a company-provided vehicle.

Other Severance Benefits: A Qualifying Employee shall also receive, if otherwise eligible, the Severance Benefits provided for in Section 4.4 (equity awards) and Section 4.5 (sabbatical).

McDonald's Corporation Severance Plan

Schedule D:

**Severance Benefits for
Qualifying Employees in the Associate or Coordination Compensation Bands**

This Schedule sets forth the Severance Benefits under the Plan for those Qualifying Employees who are Employees in the Associate or Coordination Compensation Band, and who are full-time Employees or benefits-eligible part-time Employees immediately before their Termination Dates.

Weeks of Severance: Each Qualifying Employee covered by this Schedule shall be credited with two (2) Weeks of Severance for each Year of Service with a minimum of eight (8) Weeks of Severance and a maximum of twenty (20) Weeks of Severance.

Severance Pay: Each Qualifying Employee shall receive Severance Pay in a lump sum in an amount equal to his or her Weekly Base Pay multiplied by his or her Weeks of Severance.

Medical/Dental Coverage: The Employers shall make the payments for COBRA Premiums provided for in Section 4.2 of the Plan during the Qualifying Employee's Severance Period.

Outplacement: Each Qualifying Employee covered by this schedule shall receive three months outplacement assistance, beginning not later than 60 days after the Qualifying Employee's Termination Date.

Prorated TIP: Each Qualifying Employee who is TIP-Eligible may receive a Prorated TIP, if any, computed in accordance with Section 4.6 of the Plan.

Other Severance Benefits: A Qualifying Employee shall also receive, if otherwise eligible, the Severance Benefits provided for in Section 4.4 (equity awards) and Section 4.5 (sabbatical).

McDonald's Corporation Severance Plan

Schedule E:

<u>Severance Benefits for</u>
<u>Qualifying Employees becoming Restaurant Operators</u>

This Schedule sets forth the Severance Benefits under the Plan for those Qualifying Employees who are full-time Employees or benefits-eligible part-time Employees immediately before their Termination Dates and who become restaurant operators (either as owner/operators or in a joint venture with an Employer).

Weeks of Severance: Each Qualifying Employee covered by this Schedule shall be credited with the lesser of sixteen (16) Weeks of Severance or the number of Weeks of Severance equal to the number of weeks from the Qualifying Employee's Termination Date until the Qualifying Employee is projected to begin operation of a restaurant franchised by McDonald's Corporation as determined by the Plan Administrator in his sole discretion.

Severance Pay: Each Qualifying Employee shall receive Severance Pay in a lump sum in an amount equal to his or her Weekly Base Pay multiplied by his or her Weeks of Severance.

Medical/Dental Coverage: The Employers shall make the payments for COBRA Premiums provided for in Section 4.2 of the Plan during the Qualifying Employee's Severance Period.

Prorated TIP: A Qualifying Employee who is TIP-Eligible may receive a Prorated TIP, if any, computed in accordance with Section 4.6 of the Plan.

Company Vehicle: Section 4.7 of the Plan shall apply to each Qualifying Employee who has a company-provided vehicle.

Other Severance Benefits: A Qualifying Employee who is covered by this Schedule E shall also receive, if otherwise eligible, the Severance Benefits provided for in Sections 4.4 (equity awards) and 4.5 (sabbatical) of the Plan, but shall not receive the Severance Benefits provided for in Section 4.3 (outplacement) of the Plan.

McDonald's Corporation Severance Plan

Schedule F:

<u>**Severance Benefits for**</u>
<u>**Qualifying Outsourced Employees**</u>

This Schedule sets forth the Severance Benefits under the Plan for each Qualifying Employee (1) who is a full-time Employee or a benefits-eligible part-time Employee before his or her Termination Date, (2) whose Covered Termination occurs as a result of the elimination of his or her job because the functional area is outsourced, and (3) who is offered employment with the entity that will be providing services on an outsourced basis to McDonald's Corporation or a Related Entity in a position with a level of responsibility comparable to his or her job that was eliminated (as determined by the Plan Administrator in his or her sole discretion), at a rate of Weekly Base Pay not less than 80% of his or her rate of Weekly Base Pay immediately before the Termination Date, and located not more than 25 miles from the location of his or her eliminated job, regardless of whether the Qualifying Employee accepts or rejects such offer (referred to as a "Qualifying Outsourced Employee").

Weeks of Severance: Each Qualifying Employee covered by this Schedule shall be credited with four (4) Weeks of Severance.

Severance Pay: Each Qualifying Employee shall receive Severance Pay in a lump sum in an amount equal to his or her Weekly Base Pay multiplied by his or her Weeks of Severance.

Medical/Dental Coverage: The Employers shall make the payments for COBRA Premiums provided for in Section 4.2 of the Plan during the Qualifying Employee's Severance Period.

Prorated TIP: A Qualifying Outsourced Employee who is TIP-Eligible may receive a Prorated TIP, if any, computed in accordance with Section 4.6 of the Plan.

Company Vehicle: Section 4.7 of the Plan shall apply to each Qualifying Outsourced Employee who has a company-provided vehicle.

Other Severance Benefits: A Qualifying Outsourced Employee shall also receive, if otherwise eligible, the Severance Benefits provided for in Section 4.4 (equity awards) and Section 4.5 (sabbatical), but shall not receive the Severance Benefits provided for in Section 4.3 (outplacement) of the Plan.

McDonald's Corporation Severance Plan

Schedule G:

<u>**Severance Benefits for**</u>
<u>**Certain Rehired Qualifying Employees**</u>

This Schedule sets forth the Severance Benefits under the Plan for each Qualifying Employee who was a full-time Employee or a benefits-eligible part-time Employee immediately before his or her Termination Date, and who commences work with McDonald's Corporation or any Related Entity after his or her Termination Date.

Severance Pay, Sabbatical Pay and Prorated TIP: A rehired Qualifying Employee shall be entitled to receive or retain his or her (1) sabbatical pay (if any) under Section 4.5, and (2) Prorated TIP (if any) under Section 4.6. A rehired Qualifying Employee shall be entitled to receive or retain the portion of his or her Severance Pay that is attributable to the Weeks of Severance (including any fraction of a Week of Severance) from the Termination Date through the date the Qualifying Employee is rehired and he or she shall repay the portion, if any, of the Severance Pay previously received by the Qualifying Employee that is attributable to the Weeks of Severance (including any fraction of a Week of Severance) on or after the date the Qualifying Employee is rehired. The Employers shall have the right to seek enforcement of their right to repayment in any court of competent jurisdiction.

Medical/Dental Coverage: The Employer's payments for COBRA Premiums provided for in Section 4.2 of the Plan shall end upon the Qualifying Employee's reemployment.

Outplacement: Any outplacement assistance under Section 4.3 shall cease upon the Qualifying Employee's reemployment.

Company Vehicle: A rehired Qualifying Employee may keep any company-provided vehicle that he or she purchased or was in the process of purchasing under Section 4.7 of the Plan.

Equity Awards: A rehired Qualifying Employee shall be treated as a new employee for stock option and restricted stock unit purposes.

McDonald's Corporation Severance Plan

Schedule H:

<u>**Severance Benefits for Certain Part-Time Employees**</u>

This Schedule sets forth the Severance Benefits under the Plan for each Qualifying Employee who is a part-time Employee who is not benefits-eligible before his or her Termination Date.

A Qualifying Employee who is a part-time Employee and who is not benefits eligible shall receive Severance Pay in an amount equal to his or her Weekly Base Pay multiplied by his or her Weeks of Severance determined in accordance with his or her compensation band as set forth in the chart below, as applicable, but shall not receive any other Severance Benefits under the Plan.

Compensation Band	Weeks of Severance		
	Weeks/Years of Service	Minimum	Maximum
Associate and Coordination	2 weeks	8 weeks	20 weeks
Specialist, Supv/Consulting & Mgmt/Advisory	2 weeks	12 weeks	26 weeks
Direction and Sr. Direction	2 weeks	16 weeks	38 weeks
Leadership and above	2 weeks	26 weeks	52 weeks

EXHIBIT 99.3

McDONALD'S EXCESS BENEFIT
AND DEFERRED BONUS PLAN

Section 1

Introduction

1.1 __*The Plan.*__ McDonald's Corporation (the "Company") hereby amends and restates the McDonald's Excess Benefit and Deferred Bonus Plan, as set forth herein, effective January 1, 2008 (the "Plan"). The Plan was initially established effective January 1, 2005, and subsequently amended and restated effective as of January 1, 2005, as a successor plan to the McDonald's Corporation Supplemental Profit Sharing and Savings Plan (the "Supplemental Plan"). The Supplemental Plan was amended in response to the enactment of Section 409A of the Internal Revenue Code of 1986, as amended (the "Code"), to suspend deferrals into that plan for years after 2004.

1.2 __*Applicability.*__ The provisions of this Plan, as herein amended and restated, shall apply to amounts credited to Participants' Accounts on or after January 1, 2008; provided, however, that the terms of the Plan in effect from January 1, 2005 to December 31, 2007 shall apply to distributions from the Accounts of any Participant who had a separation from service (as defined under the terms of the Plan in effect at from January 1, 2005 to December 31, 2007) on or after January 1, 2005 and prior to January 1, 2008.

1.3 __*Purposes and Features of Plan.*__

(a)   The purposes of the Plan are (i) to provide a select group of employees with the opportunity to elect to defer compensation under the "Deferred Bonus Feature" of the Plan, and (ii) to provide a select group of employees who participate in the McDonald's Corporation Profit Sharing and Savings Plan (the "Profit Sharing Plan") with deferred compensation under the "Excess 401(k) Contributions Feature" of the Plan in excess of the maximum amount of 401(k) contributions and matching employer contributions that may be contributed on their behalf under the Profit Sharing Plan, absent the Limits described in Section 3.2(d) below.

(b)   The "Participants" in each feature of the Plan will be a select group of management or highly compensated employees of the Company or an Adopting Subsidiary. The Participants in the Deferred Bonus Feature are described in Section 2 below. The "Participants" in the Excess 401(k) Contributions Feature are described in Section 3 below.

1.4 _Administration._ The Plan shall be administered by a committee of three officers of the Company (the "Committee"), the members of which shall be appointed from time to time by the Compensation Committee of the Board of Directors of the Company (the "Compensation Committee"). The Committee shall have the powers set forth in the Plan and the power to interpret its provisions. Any decisions of the Committee shall be final and binding on all persons with regard to the Plan.

1.5 _Compliance with Section 409A._ The Plan is intended to comply with the requirements of Section 409A of the Code and final regulations, rulings and other applicable guidance issued thereunder (collectively, "Section 409A"), and shall be interpreted and administered accordingly.

1.6 _Defined Terms._ Capitalized terms used in this Plan that are not defined herein have the same meaning as the same term in the applicable Profit Sharing Plan. An index of terms defined in the Plan is attached hereto as Exhibit A.

<u>Section 2</u>

Deferred Bonus Feature: Participation and Deferral Elections

2.1 _Eligibility and Participation._ Subject to the conditions and limitations of the Plan, an individual shall be eligible to participate in the Deferred Bonus Feature of the Plan for a calendar year (a "Deferred Bonus Eligible Employee") if, on the applicable Election Due Date (as defined in Section 4.1) for such year, the individual is an employee of the Company who is in the Senior Direction Compensation Band of the Company or above (or an employee of an Adopting Subsidiary who is in a comparable compensation band). Any Deferred Bonus Eligible Employee who, in accordance with Sections 2.3 and 4 below, makes an Annual Bonus Deferral Election (as described in Section 2.2(a) below) or a Long-Term Bonus Deferral Election (as described in Section 2.2(b) below) shall become a Participant and shall remain a Participant until the entire balance of the Participant's Account is distributed.

2.2 _Deferral Elections._ Subject to Sections 2.3 and 4 below:

(a) Any Deferred Bonus Eligible Employee may make an election (an "Annual Bonus Deferral Election") to defer receipt of all or any portion (in 1% increments) of the annual performance-based incentive compensation (an "Annual Bonus") that he or she may receive for a particular year under the McDonald's Target Incentive Plan, any successor annual bonus plan of the Company, or any annual bonus plan of an Adopting Subsidiary, in which the Deferred Bonus Eligible Employee participates (collectively, the "Annual Bonus Plan").

(b) Any Deferred Bonus Eligible Employee may make an election (a "Long-Term Bonus Deferral Election") to defer receipt of all or any portion (in 1% increments) of the long-term cash performance-based compensation ("Long-Term Cash Bonus") that he or she may receive for a particular performance cycle under the McDonald's Cash

Performance Unit Plan, any successor long-term cash bonus plan of the Company, or any long-term cash bonus plan of an Adopting Subsidiary, in which the Deferred Bonus Eligible Employee participates (collectively, the "Long-Term Cash Bonus Plan").

(c)   No other forms of compensation, including, but not limited to, sign on bonuses, officers' discretionary bonuses, severance or exit bonuses or restricted stock units, may be deferred under the Deferred Bonus Feature of the Plan.

The amounts deferred by a Participant pursuant to this Section 2.2 shall be credited to the Participant's Account in accordance with Section 5.1.

2.3 _Rules for Bonus Deferral Elections._ Bonus Deferral Elections shall be made in accordance with Section 4 below. Participants shall make separate Annual Bonus Deferral Elections and Long-Term Bonus Deferral Elections. The first Annual Bonuses that may be deferred pursuant to an Annual Bonus Deferral Election made under Section 2.2(a) of this amendment and restatement of the Plan shall be the Annual Bonus for 2007 that, in the absence of a Bonus Deferral Election, would be paid in the first quarter of 2008. The first Long-Term Cash Bonus payable under the Long-Term Cash Bonus Plan that may be deferred pursuant to a Long-Term Bonus Deferral Election made under Section 2.2(b) shall be the Long-Term Cash Bonus payable with respect to the 2007-2009 performance cycle.

Notwithstanding any provision herein to the contrary, an Annual Bonus may be deferred pursuant to an Annual Bonus Deferral Election only if and to the extent such Annual Bonus qualifies as "performance-based compensation" within the meaning of Treasury Regulation Section 1.409A-1(e), unless such Annual Bonus is payable to a Participant who participates in the McDonald's Corporation Executive Retention Replacement Plan (the "ERRP").


Section 3

Excess 401(k) Contributions Feature of Plan:
Participation and Deferral Elections


3.1 _Eligibility and Participation._ Subject to the conditions and limitations of the Plan, an individual shall be eligible to participate in the Excess 401(k) Contributions Feature of the Plan (an "Excess 401(k) Contributions Eligible Employee") for a calendar year (the "Specified Year") if:

(a)   on the Election Due Date for such Specified Year, the individual is (i) an employee of the Company in the Direction Compensation Band of the Company or above (or an employee of an Adopting Subsidiary in a comparable compensation band) and (ii) an eligible employee under the Profit Sharing Plan;

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(b)   the individual has Annualized Compensation (as defined below) determined as of a date within the calendar year preceding the Specified Year as determined by the Committee (the "Compensation Determination Date") in an amount that exceeds the applicable dollar amount in effect under Code Section 414(q)(1)(B)(i) for the year preceding the Specified Year; and

(c)   the individual has Compensation (as defined in Section 3.2(c)) during the Specified Year.

An employee's "Annualized Compensation" shall equal the sum of the employee's annual base salary as of the Compensation Determination Date plus the employee's Annual Bonus received under an Annual Bonus Plan in the year that includes the Compensation Determination Date (in each case determined without regard to the employee's elective deferrals under this Plan, the Profit Sharing Plan or otherwise).

[Any Excess 401(k) Contributions Eligible Employee who makes an Excess 401(k) Contributions Deferral Election in accordance with the requirements of Sections 3.3 and 4 below and whose Account is thereafter credited with amounts pursuant to Section 3.2 below, shall become a Participant and shall remain a Participant until the entire balance of the Participant's Account is distributed.]

3.2 *Benefits.*

(a)   Each Excess 401(k) Contributions Eligible Employee may make an election (an "Excess 401(k) Contributions Deferral Election") for a Specified Year to defer receipt of the percentage (in 1% increments) of his or her Compensation (as defined in Section 3.2(c) below) specified in his or her Excess 401(k) Contributions Deferral Election. An Excess 401(k) Contributions Eligible Employee's Excess 401(k) Contributions Deferral Election will be treated both as an Annual Deferral Election (as defined in Section 4.1(a)) under this Plan and as a 401(k) election under the Profit Sharing Plan. The amounts deferred pursuant to an Excess 401(k) Contributions Deferral Election are referred to as "Elective Deferrals." A Participant's Elective Deferrals for a Specified Year will first be contributed to the Profit Sharing Plan as 401(k) contributions in accordance with the terms of the Profit Sharing Plan until the amounts so contributed reach the Limits (as defined in Section 3.2(d) below) for the Specified Year. The Participant's Elective Deferrals in excess of the Limits for such Specified Year shall be credited to his or her Account pursuant to Section 5.1.

4

(b)   The Account of each Excess 401(k) Contributions Eligible Employee who makes an Excess 401(k) Contributions Deferral Election for a Specified Year shall also be credited with an amount equal to the excess of (i) the amount of matching employer contributions that would be allocated to the Participant's accounts under the applicable Profit Sharing Plan for the Specified Year if the entire amount of his or her Elective Deferrals for the Specified Year had been contributed to the applicable Profit Sharing Plan and the Limits did not apply, over (ii) the amount of matching employer contributions actually allocated to his or her accounts under the applicable Profit Sharing Plan for the Specified Year. Notwithstanding the foregoing, if a Participant ceases to be an eligible employee under the Profit Sharing Plan prior to the first day of a Specified Year, the matching employer contributions for such Specified Year will be determined with regard to "Mandatory 401(k) Match" but without regard to the "Discretionary 401(k) Match" (as those terms are defined is the Profit Sharing Plan) for such Specified Year.

(c)   For purposes of this Section 3, "Compensation" means compensation as defined in the applicable Profit Sharing Plan, but determined without regard to the limitations imposed under Section 401(a)(17) of the Code; provided, however, that if an Excess 401(k) Contributions Eligible Employee has made an Annual Bonus Deferral Election under Section 2 for a Specified Year, (i) for purposes of determining the amount of a Participant's Elective Deferrals for the Specified Year, his or her Compensation will not include the portion of any Annual Bonus paid during the Specified Year that was deferred pursuant to his or her Annual Bonus Deferral Election for such Specified Year; and (ii) for purposes of determining the amount of the Participant's matching employer contributions described in Section 3.2(b)(i) for the Specified Year, the Participant's Compensation will be determined without regard to his or her Annual Bonus Deferral Election for such Specified Year. In addition, for purposes of determining the amount of a Participant's Elective Deferrals for a Specified Year, his or her Compensation for such Specified Year will include the portion, if any, of his or her Annual Bonus paid during the Specified Year even if the Participant has ceased to be an eligible employee under the Profit Sharing Plan prior to the payment of such Annual Bonus.

(d)   For purposes of this Plan, the "Limits" means the limitations imposed on the maximum amount of elective contributions and matching contributions that may be contributed on behalf of the Excess 401(k) Contributions

5

Eligible Employee under the Profit Sharing Plan as a result of the application of the maximum aggregate contributions imposed under Code Section 415, the maximum amount of compensation that may be taken into account under Code Section 401(a)(17) and the maximum amount of elective deferrals imposed under Code Section 402(g).

*3.3 **Rules for Excess 401(k) Contributions Deferral Election.*** An Excess 401(k) Contributions Deferral Eligible Employee shall receive the benefits provided for in Section 3.2 for a Specified Year only if he or she makes an Excess 401(k) Contributions Deferral Election in accordance with Section 4 below to participate in the Excess 401(k) Contributions Feature of the Plan and to make 401(k) contributions under the applicable Profit Sharing Plan for the Specified Year. The first Specified Year under this Plan shall be the 2005 calendar year.


Section 4

Rules for Deferral Elections


*4.1 **Timing for Deferral Elections.*** For purposes of this Section, the term "Deferral Election" shall refer to Annual Bonus Deferral Elections, Long-Term Bonus Deferral Elections and Excess 401(k) Contributions Deferral Elections, collectively.

(a)   Annual Bonus Deferral Elections and Excess 401(k) Contributions Deferral Elections. All Annual Bonus Deferral Elections and Excess 401(k) Contributions Deferral Elections (collectively the "Annual Deferral Elections") for a specified year must be returned to the Committee no later than the date specified for such year by the Committee (the "Election Due Date"), but in no event later than: (i) in the case of an Excess 401(k) Contributions Deferral Election, June 30 of the calendar year prior to the Specified Year and (ii) in the case of an Annual Bonus, the date that is six months prior to the last day of the performance period for which the Annual Bonus is earned.

(b)   Special Election Due Date for Executive Retention Replacement Plan Participants. Notwithstanding the provisions of Section 4.1(a) of the Plan to the contrary, if a Participant participates in the ERRP, the Election Due Date shall be no later than (i) in the case of an Excess 401(k) Contributions Deferral Election, December 31 of the second calendar year preceding the Specified Year and (ii) in the case of an Annual Bonus (including an Annual Bonus that fails to qualify as performance-based compensation within the meaning of Treasury Regulation Section 1.409A-1(e)), December 31 of the year immediately preceding the year in which the performance period for which the Annual Bonus is earned begins.

6

(c)   Long-Term Bonus Deferral Elections. The Long-Term Bonus Deferral Election for the Long-Term Cash Bonus payable with respect to any performance cycle must be returned to the Committee no later than the Election Due Date specified by the Committee with respect to such performance cycle, but in no event later than: (i) June 30, 2008 for the Long-Term Cash Bonus payable with respect to the 2007-2009 performance cycle, or (ii) with respect to any other Long-Term Cash Bonus, by December 31 of the calendar year preceding the calendar year in which the performance cycle for such Long-Term Cash Bonus begins.

Except as otherwise specifically provided in this Plan, each Deferral Election shall become irrevocable by the Participant or the Company after the Election Due Date applicable to such Deferral Election. Each Annual Deferral Election shall apply only to the year for which such Annual Deferral Election was made. Each Long-Term Bonus Deferral Election shall apply only to the Long-Term Cash Bonus with respect to which such Long-Term Bonus Deferral Election was made.

4.2 _Payment Form Election._ At the time a Participant makes a Deferral Election, the Participant must also elect to receive distributions of the amounts credited to his or her Account pursuant to such Deferral Election (and any investment earnings credited thereto) either in the form of a single lump sum or in installments. A separate distribution form election will be made with respect to each Deferral Election. Notwithstanding the foregoing, all amounts deferred pursuant to any Deferral Election made on or before December 31, 2004 (and the investment earnings credited thereto) will be distributed in a single lump sum. If a Participant fails to elect a form of distribution in a Deferral Election, all amounts credited to the Participant's Account pursuant to such Deferral Election will be distributed in a single lump sum.

The first time that a Participant elects to have any portion of the amounts credited to his or her Account under this Plan distributed in the form of installments, the Participant must also elect the frequency of the installment payments (_i.e._, monthly, quarterly or annual) and the duration of the installment payments (up to a maximum of 15 years). Once a Participant elects the frequency and duration of installment payments, such election shall be irrevocable and will apply to all installments payable to the Participant under this Plan.

Except as provided in Section 6.1 or 6.2, a payment form election made pursuant to this Section 4.2 with respect to the amounts credited to a Participant's Account deferred pursuant to a Deferral Election shall be irrevocable.

Section 5

Accounts

5.1. Accounts.

(a)   A bookkeeping account shall be established in each Participant's name (an "Account"). The Account of each individual who is a Participant in both the Deferred Bonus Feature and the Excess 401(k) Contributions Feature of the Plan shall be divided into two subaccounts, one representing the amounts credited to the Participant's Account pursuant to Section 2 above of the Plan, and the other representing the amounts credited to the Participant's Account pursuant to Section 3 above, in each case, as adjusted pursuant to Section 5.2 below and as a result of distributions from the Account. The Participant's Accounts shall be further subdivided into (i) a lump sum subaccount to which shall be credited amounts that the Participant has elected to receive in the form of a single lump sum payment when the Account is distributed, and (ii) an installment subaccount to which shall be credited amounts that the Participant has elected to receive in the form of installments when the Account is distributed.

(b)   The Participants' Accounts may be further subdivided as the Committee may from time to time determine to be necessary or appropriate, including without limitation, to reflect different sources of credits to the Accounts and different deemed investments thereof and to distinguish between amounts deferred by a Participant hereunder with respect to periods of employment prior to his or her separation from service within the meaning of Treasury Regulation Section 1.409A-1(h) (a "Separation from Service") and amounts deferred after such Participant resumes active employment with the Company or an Adopting Subsidiary.

(c)   Amounts deferred pursuant to a Deferral Election shall be credited to the applicable Account as of the date the Participant would otherwise have received the deferred amounts in the absence of a Deferral Election. Any amount credited under the Excess 401(k) Contributions Feature of the Plan shall be credited to the applicable Account as of the date the amount would have been allocated under the applicable Profit Sharing Plan if the Limits had not applied. Adjustments of a Participant's various subaccounts to reflect investment experience and distributions shall in all cases be done on a pro-rata basis, and such subaccounts shall be treated in the same manner for all other purposes of the Plan, except as specifically provided in Section 9.2 below.

8

5.2 Investment Elections and Earnings Credits.

(a) Each Participant in the Plan shall be permitted from time to time to make an investment election regarding the manner in which his or her Account shall be deemed invested. Subject to the following, the Committee shall establish and communicate to Participants the investment choices that will be available to Participants and the procedures for making and changing investment elections, as it may from time to time determine to be appropriate. Unless otherwise determined by the Committee, a Participant's investment election may be split among the available choices in increments of 1%, totaling 100%.

(b) As of January 1, 2008, the available investment choices under the Plan are:

   (i) a rate of return based upon the McDonald's Common Stock Fund under the Profit Sharing Plan, after adjustment for expenses under the Plan (the "Excess McDonald's Common Stock Return");

   (ii) a rate of return based upon the Stable Value Fund under the Profit Sharing Plan, after adjustment for expenses under the Plan (the "Excess Stable Value Return"); and

   (iii) a rate of return based upon the S&P 500 Index Fund under the Profit Sharing Plan, after adjustment for expenses under the Plan (the "Excess S&P 500 Index Return").

(c) For any period during which a Participant has failed to make an investment election, the Participant's Account shall be credited with the Excess Stable Value Return. A Participant's investment election will continue in effect until the Participant files a new investment election.

5.3 Vesting. A Participant shall be fully vested at all times in the balance of his or her Account.


Section 6

Payment of Benefits


6.1 Time and Method of Payment. The distribution of the Participant's Account balance shall be paid or commence to be paid as soon as practicable on or after the Participant's Distribution Commencement Date. A Participant's "Distribution Commencement Date" is the first business day of the seventh month following the month in which the Participant has a Separation from Service. The lump sum subaccount of a Participant's Account will be distributed in a single lump sum as soon as reasonably practicable (but not more than 90 days) after the Participant's Distribution Commencement Date and the installment subaccount of the Participant's Account will commence to be distributed in installments at the frequency and over the duration elected by the Participant in the first Deferral Election in which he elected installments. The installment payments will commence as soon as reasonably practicable (but not more than 90 days) after the Participant's Distribution Commencement Date.

If any amount is credited to a Participant's Account after his or her Distribution Commencement Date with respect to services performed prior to the Participant's Separation from Service, the portion of such amount, if any, that is credited to the Participant's lump sum subaccount will be distributed to the Participant immediately after such amount is credited to his lump sum subaccount, and the portion of such amount credited to the Participant's installment subaccount will be distributed to the Participant over the remaining installment period.

Notwithstanding any election made by a Participant pursuant to Section 4.2, if a Participant dies before receiving his or her entire Account balance, the Participant's designated beneficiary or beneficiaries will receive the Participant's entire remaining Account balance in a single lump sum as soon as reasonably practicable (but not more than 90 days) after the later of (i) the Participant's Distribution Commencement Date, or (ii) the first day of the month following the date the Committee receives adequate written confirmation of the Participant's death.

*6.2 **Small Balance Rule**.* Notwithstanding any election made by a Participant pursuant to Section 4.2, if the balance in a Participant's Account as of the Participant's Separation from Service is less than $50,000, then such Participant's Account shall be paid in a single lump sum as soon as administratively practicable on or after the Participant's Distribution Commencement Date.

*6.3 **Medium of Payment**.* All payments shall be made in cash.

*6.4 **Withholding of Taxes**.* The Company shall withhold any applicable Federal, state or local income tax from payments due under the Plan in accordance with such procedures as the Company may establish. Generally, any Social Security taxes, including the Medicare portion of such taxes, shall be withheld from other compensation payable to the Participant in question, or paid by the Participant in question to the Company, at the time amounts are credited to the Participant's Account. The Company shall also withhold any other employment or other taxes as necessary to comply with applicable laws.

*6.5 **Beneficiary**.*

(a) A Participant shall have the right to name a beneficiary or beneficiaries who shall receive the balance of a Participant's Account in the event of the Participant's death prior to the payment of his or her entire Account (a "Beneficiary Designation"). A beneficiary may be an individual, a trust or an entity that is tax-exempt under Code

Section 501(c)(3). If a Participant does not name a beneficiary under this Plan or if the Participant survives all of his or her named beneficiaries (including contingent beneficiaries), the Participant's Account shall be paid to the beneficiary or beneficiaries designated by the Participant to receive distributions under the Supplemental Plan (if any) and if the Participant does not have a valid beneficiary designation in effect under the Supplemental Plan as of the date of his or her death, the Participant's Account will be distributed to his or her estate. A Participant may change or revoke an existing Beneficiary Designation by filing another Beneficiary Designation with the Committee. The latest Beneficiary Designation received by the Committee shall be controlling.

(b) A beneficiary designated by a Participant or another beneficiary who has not yet received payment of the entire benefit payable to him or her under the Plan shall have the right to name a beneficiary or beneficiaries to receive the balance of such benefit in the event of the beneficiary's death prior to the payment of the entire amount of such benefit, in accordance with Section 6.5(a) above, as if the beneficiary were a Participant (regardless of whether the Participant or such other beneficiary is still alive).

(c) In addition, after the death of a Participant or a beneficiary thereof, any beneficiary designated by the Participant or such deceased beneficiary, as applicable, who has not yet received payment of the entire benefit payable to him or her under the Plan shall be treated for purposes of Section 5 of the Plan in the same manner as the Participant with respect to the Account or portion thereof of which such person is the beneficiary.

Section 7

Miscellaneous

7.1 _Funding_. Benefits payable under the Plan to any Participant shall be paid directly by the Company. The Company shall not be required to fund, or otherwise segregate assets to be used for payment of benefits under the Plan. While the Company may, in the discretion of the Committee, make investments (a) in shares of McDonald's Common Stock through open market purchases or (b) in other investments in amounts equal or unequal to amounts payable hereunder, the Company shall not be under any obligation to make such investments and any such investment shall remain an asset of the Company subject to the claims of its general creditors.

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7.2 __Account Statements__. The Company shall provide Participants with statements of the balances of their Accounts under the Plan at least annually.

7.3 __Employment Rights__. Establishment of the Plan shall not be construed to give any employee or Participant the right to be retained in the Company's service or that of its subsidiaries and affiliates, or to any benefits not specifically provided by the Plan.

7.4 __Interests Not Transferable__. Except as to withholding of any tax under the laws of the United States or any state or locality and the provisions of Section 6.5 above, no benefit payable at any time under the Plan shall be subject in any manner to alienation, sale, transfer, assignment, pledge, attachment, or other legal process, or encumbrance of any kind. Any attempt to alienate, sell, transfer, assign, pledge or otherwise encumber any such benefits, whether currently or thereafter payable, shall be void. No person shall, in any manner, be liable for or subject to the debts or liabilities of any person entitled to such benefits. If any person shall attempt to, or shall alienate, sell, transfer, assign, pledge or otherwise encumber benefits under the Plan, or if by any reason of the Participant's bankruptcy or other event happening at any time, such benefits would devolve upon any other person or would not be enjoyed by the person entitled thereto under the Plan, then the Company, in its discretion, may terminate the interest in any such benefits of the person entitled thereto under the Plan and hold or apply them to or for the benefit of such person entitled thereto under the Plan or such individual's spouse, children or other dependents, or any of them, in such manner as the Company may deem proper.

7.5 __Forfeitures and Unclaimed Amounts__. Unclaimed amounts shall consist of the amount of the Account of a Participant that cannot be distributed because of the Committee's inability, after a reasonable search, to locate a Participant or the Participant's beneficiary, as applicable, within a period of two years after the Payment Date upon which the payment of benefits becomes due. Unclaimed amounts shall be forfeited at the end of such two-year period. These forfeitures will reduce the obligations of the Company under the Plan. After an unclaimed amount has been forfeited, the Participant or beneficiary, as applicable, shall have no further right to the Participant's Account.

7.6 __Controlling Law__. The law of Illinois, except its law with respect to choice of law, shall be controlling in all matters relating to the Plan to the extent not preempted by the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

7.7 __Action by the Company__. Except as otherwise specifically provided in the Plan, any action required of or permitted by the Company under the Plan shall be by resolution of the Board of Directors of the Company or by action of any member of the Committee or person(s) authorized by resolution of the Board of Directors of the Company.

7.8 __Section 16__. Notwithstanding any other provision of the Plan, the Compensation Committee may impose such restrictions, rules and regulations on the terms and conditions of participation in the Plan by any Participant who has been deemed by the Board of

Directors of the Company to be subject to Section 16 of the Securities Exchange Act of 1934, as amended, as the Compensation Committee may determine to be necessary or appropriate. Any investment election made pursuant to Section 5.2 that would result in liability or potential liability under said Section 16 shall be void *ab initio*.


Section 8

Subsidiary Participation


8.1 __Adoption of Plan__. Any entity in which the Company directly or through intervening subsidiaries owns 80% or more of the total combined voting power or value of all classes of stock, or, in the case of an unincorporated entity, 80% or more interest in the capital and profits (a "Subsidiary") may, with the approval of the Compensation Committee and under such terms and conditions as the Compensation Committee may prescribe, adopt the corresponding portions of the Plan by resolution of its board of directors and thereby become an "Adopting Subsidiary" The Compensation Committee may amend the Plan as necessary or desirable to reflect the adoption of the Plan by an Adopting Subsidiary, *provided*, *however*, that an Adopting Subsidiary shall not have the authority to amend or terminate the Plan under Section 9 below. Exhibit B identifies the Adopting Subsidiaries as of January 1, 2008. The Committee may amend Exhibit B from time to time to reflect changes in the Adopting Subsidiaries.

8.2 __Withdrawal from the Plan by Subsidiary__. Any Adopting Subsidiary shall have the right, at any time, upon the approval of and under such conditions as may be provided by the Compensation Committee, to withdraw from the Plan by delivering to the Compensation Committee written notice of its election to withdraw, upon which it shall be considered a "Withdrawing Subsidiary." Upon receipt of such notice, the Withdrawing Subsidiary shall establish a successor plan and assume full responsibility (i) for payment of the Account of each Participant who is currently employed by the Withdrawing Subsidiary on the effective date of the Withdrawing Subsidiary's withdrawal from the Plan, (ii) to the extent required by the Compensation Committee, for payment of the Account of each Participant who had a Separation from Service prior to the effective date on the Withdrawing Subsidiary's withdrawal from the Plan and whose last period of service prior to his or her Separation from Service was with the Withdrawing Subsidiary, and (iii) for continuing to honor the irrevocable Deferral Elections, if any, that are still in effect with respect to each such Participant. The Company shall have no further obligations to such Participants or any of their beneficiaries under the Plan to the extent that the liability for the payment of their Accounts is assumed by such Withdrawing Subsidiary.

Notwithstanding the foregoing, if an Adopting Subsidiary ceases to be a Subsidiary for any reason, such Affiliated Subsidiary shall be deemed to have withdrawn from the Plan and become a Withdrawing Subsidiary in accordance with this Section 8.2 immediately before such Affiliated Subsidiary ceases to be a Subsidiary, unless the Company and the Affiliated Subsidiary or the person or group of persons that acquires a controlling interest in the Affiliated Subsidiary enter into an agreement that requires the Company to retain

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the liability for the payment of benefits under the Plan with respect to such Affiliated Subsidiary and/or to effect a Partial Termination of the Plan in accordance with Section 8.3 with respect to such Affiliated Subsidiary.

8.3 ***Partial Termination of the Plan Upon a Subsidiary Change of Control Event.*** Notwithstanding any other provision of the Plan, if an Adopting Subsidiary undergoes a Subsidiary Change of Control Event, as defined below (a "Disaffiliated Subsidiary"), the Company, in its sole discretion, may terminate the portion of the Plan (a "Partial Termination") covering those Participants ("Disaffiliated Participants") who immediately following the occurrence of such Subsidiary Change of Control Event are employed by, or are otherwise performing services for, such Disaffiliated Subsidiary. Any such Partial Termination of the Plan shall be done in accordance with and subject to the requirements imposed under Treasury Regulation Section 1.409A-3(j)(4)(ix)(B), including the following:

(a) The Company may amend the Plan pursuant to Section 9.1 at any time during the period commencing 30 days prior and ending 12 months after the occurrence of a Subsidiary Change of Control Event to implement a Partial Termination with respect to such Subsidiary Change of Control Event.

(b) If a Partial Termination amendment is timely adopted, each Disaffiliated Participant will receive, within the 12 month period following the date the Partial Termination amendment is adopted, a lump sum distribution of his or her entire Account balance under the Plan and his or her entire account balance under all other Company-sponsored deferred compensation plans that together with the Plan are required to be treated as a single "plan" under Treasury Regulation Section 1.409A-1(c)(2) immediately following the Subsidiary Change of Control Event.

(c) An Adopting Subsidiary shall undergo a "Subsidiary Change of Control Event" if (i) it ceases to be a Subsidiary as a result of a stock or asset sale or similar transaction and (ii) such sale or other transaction constitutes a "change in the ownership" (within the meaning of Treasury Regulation Section 1.409A-3(i)(5)(v)) of such Adopting Subsidiary, a "change in effective control" (within the meaning of Treasury Regulation Section 1.409A-3(i)(5)(vi)(1)) of such Adopting Subsidiary, or a "change in the ownership of a substantial portion of the assets" (within the meaning of Treasury Regulation Section 1.409A-3(i)(5)(vii)) of such Adopting Subsidiary.

8.4 ***Transfer of Benefit Liabilities to an Asset Purchaser.*** In the event of a sale or other disposition of assets by the Company or an Affiliated Subsidiary to an unrelated purchaser ("Purchaser") in a transaction that is described in Treasury Regulation Section 1.409A-1(h)(4), the Company and the Purchaser may agree that the Purchaser will assume the benefit liabilities of all Participants hereunder who continue to provide services to the Purchaser (or any related entity that together with Purchaser is treated as a single employer pursuant to Code Section 414(b) or (c)) immediately following such sale or disposition of assets and each such Participant shall not be treated as having had a Separation form Service hereunder provided that the requirements of Treasury Regulation Section 1.409A-1(h)(4) are satisfied.

Section 9

Amendment and Termination; ERISA Issues

9.1 <u>Amendment and Termination</u>. The Company reserves the right at any time by action of its Board of Directors of the Company or the Compensation Committee to modify, amend or terminate the Plan; *provided*, *however*, that no such amendment or termination of the Plan shall result in a reduction or elimination of a Participant's Account; and *further provided* that, except as provided in Section 9.3, no such amendment or termination shall result in any acceleration or delay in the payment of any amount due under this Plan except to the extent such acceleration or delay is permitted by Section 409A. The Compensation Committee shall provide notice of amendments adopted by the Compensation Committee to the Board of Directors of the Company on a timely basis.

Notwithstanding the foregoing, the Company's Corporate Executive Vice President—Human Resources and its Corporate Executive Vice President, General Counsel and Secretary may amend or modify the terms of the Plan and may amend, modify or terminate any Deferral Election made hereunder to the extent necessary or advisable to comply with the requirements of Section 409A.

9.2 <u>Termination of the Plan Upon a Change of Control of the Company</u>.

Notwithstanding any other provision in this Plan to the contrary, immediately following a Change of Control of the Company (as defined below), the Plan shall be terminated and each Participant and each beneficiary of a deceased Participant (without regard to whether such Participant has had a Separation from Service or is then receiving installments payments) shall receive an immediate lump sum distribution of his or her entire remaining Account balance.

For purposes of this Section 9.2, a "Change of Control of the Company" means a "change in the ownership" (within the meaning of Treasury Regulation Section 1.409A-3(i)(5)(v)) of the Company, a "change in effective control" (within the meaning of Treasury Regulation Section 1.409A-3(i)(5)(vi)) of the Company, or a "change in the ownership of a substantial portion of the assets" (within the meaning of Treasury Regulation Section 1.409A-3(i)(5)(vii)) of the Company.

9.3 <u>ERISA Issues</u>. It is the intention of the Company that the Plan be a nonqualified deferred compensation plan described in Sections 201(2), 301(a)(3) and 401(a)(1) of ERISA covering a select group of management or highly compensated employees of the Company or an Adopting Subsidiary (a "Top Hat Plan").

Section 10

Committee Actions and Electronic Elections

10.1 *__Actions of Committees.__* Any actions by the Committee or the Compensation Committee shall be taken upon the approval of a majority of the members thereof at any in-person or telephonic meeting or in writing.

10.2 *__Electronic Elections.__* Anything in the Plan to the contrary notwithstanding, the Committee may in its discretion may make disclosure or give information to Participants and beneficiaries and permit Participants or their beneficiaries to make electronic elections in lieu of written disclosure, information or elections provided in the Plan. In making such a determination, the Committee shall consider the availability of electronic disclosure of information and elections to Participants and beneficiaries, the protection of the rights of Participants and their beneficiaries, the appropriateness of the standards for authentication of identity and other security considerations involved in the electronic election system and any guidance issued by any relevant governmental authorities.

Section 11

Special Provisions for Rehired Employees

11.1 *__Deferral Elections of Rehired Participants.__* A Participant's Separation from Service shall have no effect on any Deferral Election in effect at the time of the Participant's Separation from Service and such Deferral Election shall continue to apply to any Compensation, Annual Bonus and/or Long-Term Cash Bonus, as applicable, that the Participant receives for the relevant period to which the Deferral Election applies. If the Participant subsequently resumes service with the Company or a Subsidiary, the Participant may not amend or modify any Deferral Election that remains in effect on the date the Participant resumes service. The Participant may file new Deferral Elections, if he or she is eligible to do so, at such time and in accordance with the terms and conditions as are set forth in Section 4.1.

11.2 *__Payments to Rehired Participants.__* If a Participant has a bona fide Separation from Service and thereafter resumes service with the Company or any Subsidiary (whether as an employee or independent contractor), the portion of the Participant's Account balance attributable to amounts deferred from compensation earned prior to such Separation from Service (as adjusted for net investment earnings, gains and losses) shall be distributed to the Participant based on such Separation from Service without regard to the Participant's resumption of service, and any amounts deferred from compensation earned after the Participant's resumption of service (as adjusted for net investment earnings, gains and losses) shall not be distributed to the Participant until the Participant's subsequent Separation from Service. If a Participant had a Separation from Service and subsequently resumed active service with the Company or a Subsidiary prior to January 1, 2008, then distributions from the Participant's Account were suspended in accordance with the terms of the Plan in effect at the time the Participant resumed active service with the Company or a Subsidiary and the Participant's distributions will not commence until he or she has another Separation from Service.

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Section 12

Claims Procedures

12.1 _Filing a Claim._ A Participant or beneficiary of a Participant who believes that he or she is eligible for a benefit under this Plan that has not been provided may submit a written claim for benefits to the Committee. The Committee shall evaluate each properly filed claim and notify the claimant of the approval or denial of the claim within 90 days after the Committee receives the claim, unless special circumstances require an extension of time for processing the claim. If an extension of time for processing the claim is required, the Committee shall provide the claimant with written notice of the extension before the expiration of the initial 90-day period, specifying the circumstances requiring an extension and the date by which a final decision will be reached (which date shall not be later than 180 days after the date on which the Committee received the claim). If a claim is denied in whole or in part, the Committee shall provide the claimant with a written notice setting forth (a) the specific reasons for the denial, (b) references to pertinent Plan provisions upon which the denial is based, (c) a description of any additional material or information needed and an explanation of why such material or information is necessary, and (d) the claimant's right to seek review of the denial pursuant to Section 12.2 below.

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12.2 _Review of Claim Denial._ If a claim is denied, in whole or in part, the claimant shall have the right to (a) request that the Committee review the denial, (b) review pertinent documents, and (c) submit issues and comments in writing, provided that the claimant files a written request for review with the Committee within 60 days after the date on which the claimant received written notice from the Committee of the denial. Within 60 days after the Committee receives a properly filed request for review, the Committee shall conduct such review and advise the claimant in writing of its decision on review, unless special circumstances require an extension of time for conducting the review. If an extension of time for conducting the review is required, the Committee shall provide the claimant with written notice of the extension before the expiration of the initial 60-day period, specifying the circumstances requiring an extension and the date by which such review shall be completed (which date shall not be later than 120 days after the date on which the Committee received the request for review). The Committee shall inform the claimant of its decision on review in a written notice, setting forth the specific reason(s) for the decision and reference to Plan provisions upon which the decision is based. A decision on review shall be final and binding on all persons for all purposes.

Executed in multiple originals this 29th day of November, 2007.

McDONALD'S CORPORATION

By: /s/ Richard Floersch
Name: Richard Floersch
Title: Corporate Executive Vice President and Chief
Human Resources Officer

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EXHIBIT A

Index of Defined Terms

2

Adopting Subsidiaries

McDonald's USA, LLC

McDonald's Latin America, LLC

McDonald's AMEA, LLC

McDonald's International, LLC

McDonald's Europe, Inc.

EXHIBIT 99.4

McDONALD'S CORPORATION
DIRECTORS' DEFERRED COMPENSATION PLAN

Section 1

Introduction

*1.1 **The Plan.*** McDonald's Corporation (the "Company") first established the McDonald's Directors' Deferred Compensation Plan (the "Plan") for the members of its Board of Directors (the "Board") who are not officers or employees of the Company ("Outside Director" or "Outside Directors") on July 1, 1984. Effective January 19, 1995, in order to reflect the Plan's focus on creating an identity of interest between the Company's Outside Directors and its shareholders, the Plan was renamed the "Directors' Stock Plan." The Plan was later amended and restated effective September 19, 1996, July 15, 1997, May 17, 2001, December 3, 2003 and March 22, 2007 (at which time the Plan was renamed the "Directors' Deferred Compensation Plan"). The Plan is hereby further amended effective as of January 1, 2008 (the "Effective Date") to comply with the requirements set forth in final regulations promulgated under Section 409A of the Internal Revenue Code of 1986, as amended (the "Code").

*1.2 **Purpose.*** The purposes of the Plan are: to advance the Company's interests by attracting and retaining well-qualified Outside Directors ("Directors"); to provide such individuals with incentives to put forth maximum efforts for the long term success of the Company's business; and to provide a vehicle to increase the identity of interest between Directors and shareholders.

*1.3 **Plan Administration.*** The Plan shall be administered by the Controller of the Company (the "Plan Administrator"). The Plan Administrator shall have discretionary authority to interpret and administer the Plan, to correct errors in administration, and otherwise to implement the Plan, in each case consistent with its purposes and intent. The Plan Administrator shall also have the power to take such other actions as are necessary so that transactions pursuant to the Plan do not result in liability under Section 16(b) of the Securities Exchange Act of 1934. All actions of the Plan Administrator with respect to the Plan shall be final and binding on all persons.

*1.4 **Compliance with Section 409A.*** This Plan is intended to comply with the requirements of Section 409A of the Code and applicable regulations and rulings promulgated thereunder ("Section 409A") with respect to all amounts deferred after December 31, 2004, and the earnings thereon, and this Plan shall be interpreted accordingly.

Amounts deferred prior to December 31, 2004, and earnings thereon, shall be credited to the Directors' "Grandfathered Accounts" maintained pursuant to Section 0 and distributed in accordance with the provisions of 0. The distribution provisions applicable to Grandfathered Accounts have not been materially modified on or after October 3, 2004. Accordingly, the Grandfathered Accounts are not subject to the requirements of Section 409A.

Notwithstanding any other provision of this Plan, there shall be no acceleration of payment of amounts deferred after December 31, 2004 or the earnings thereon that is not permitted by Section 409A. Furthermore, no amendment or termination of the Plan shall be effective to the extent that it would cause the Grandfathered Accounts hereunder to become subject to Section 409A.


Section 2

Accounts


2.1 <u>Accounts.</u> The Plan shall establish the following Accounts, as applicable, for each Director:

(a) <u>Grandfathered Accounts</u>. An Account for compensation that is not subject to Section 409A because it was deferred on or before December 31, 2004, and the earnings thereon, hereinafter, the "Grandfathered Account." Each Grandfathered Account may be further divided into amounts deferred pursuant to a particular year's deferral election.

(b) <u>Nongrandfathered Accounts</u>. An Account for compensation that is subject to Section 409A because it was deferred after December 31, 2004, and the earning thereon, hereinafter, the "Nongrandfathered Account." Each Nongrandfathered Account may be further divided into amounts deferred pursuant to a particular year's deferral election.


Section 3

Deferred Benefit Feature: Participation and Deferral Elections


3.1 <u>Elected Deferred Benefits.</u> Each Director may make an election (a "Deferral Election") to defer all or any part of the fees (including annual and committee retainers and Board and committee meeting fees, to the extent applicable) to be received by such Director for periods of service on the Board after the Effective Date ("Elected Deferred Benefits") in accordance with Section 0. Elected Deferred Benefits shall be credited to the Nongrandfathered Account for each Director on a quarterly basis at a time and in a manner reasonably determined by the Controller of the Company.

3.2 <u>Stock Equivalent Benefit.</u>

(a) In addition to any Elected Deferred Benefits, each Director shall receive a stock equivalent benefit, which shall be determined in the manner described in this Section 0 ("Stock Equivalent Benefit") and credited to his or her Nongrandfathered Account.

(b) On December 31 of each calendar year commencing on or after the Effective Date, the Nongrandfathered Account of each Director, who was a Director for all of that calendar year, shall be credited with a Stock Equivalent Benefit equal to $90,000 or such other amount as may be determined by the Board for such year (the "Annual Stock Equivalent Amount"). The Nongrandfathered Account of each Director, who was a Director for less than the entire calendar year, shall be credited with a Stock Equivalent Benefit equal to the Annual Stock Equivalent Benefit Amount for such calendar year times the number of days during that calendar year on which such individual was a Director divided by the total number of days in that calendar year.

3.3 **_Timing of Deferral Elections._** Each Director may make a Deferral Election with respect to fees earned in a calendar year as provided in Section 0 by filing a written election with the Company on or before December 31 the calendar year preceding the year in which the Director will earn the fees to be deferred. A person who becomes a Director during a calendar year may make a Deferral Election as provided in Section 0 with respect to fees for services performed during the portion of such calendar year following the delivery of such Deferral Election to the Company. Such a Deferral Election must be made in writing and delivered to the Company within 30 days after becoming a Director. Any Deferral Election made for a calendar year pursuant to this Section 0 shall be irrevocable.

3.4 **_Payment Form Election._** A Director electing to defer Elected Deferred Benefits may make an irrevocable election to have those Elected Deferred Benefits (and any earnings thereon) paid (within 30 days after, or beginning within 30 days after, a Specified Payment Date (as defined below). Notwithstanding any such election, if a Specified Payment Date is later than the Director's General Payment Date (as defined in Section 0), such Elected Deferred Benefits (and any earnings thereon) shall be paid or begin to be paid in accordance with Section 0.

A "Specified Payment Date" means a date specified by the Director at the time he or she elects to defer the Elected Deferred Benefits in question, which date must be March 31, June 30 or September 30 of a specified year in the future, but no earlier than the March 31st of the calendar year following the year in which the deferred amounts would have been paid (if they had not been deferred).


Section 4

Payment of Benefits – Nongrandfathered Account


4.1 **_Form of Payment._** All payments shall be made in cash, in an amount equal to the market value of a share of McDonald's Stock (determined in accordance with Section 0) on the day before the date of payment, times the number of shares and fractions thereof for which payment is being made.

4.2 **_Payment Date._** A Director's "Payment Date" shall mean either the Specified Payment Date or the General Payment Date (as defined in Section 0), as applicable.

(a)   Specified Payment Date. If a Specified Payment Date applies to a portion of a Director's Nongrandfathered Account (including the specified payment date in effect as of the Effective Date with respect to any amounts deferred prior to the Effective Date), such portion of the Director's Nongrandfathered Account shall be paid, or begin to be paid, within 30 days after such Specified Payment Date unless the Director's General Payment Date occurs prior to the Specified Payment Date.

(b)   General Payment Date. The balance in a Director's Nongrandfathered Account, other than the portion, if any, of the Director's Nongrandfathered Account for which payment has previously commenced pursuant to Section 0, shall be paid, or begin to be paid, in April of the calendar year following the year of the Director's Termination or death, whichever occurs first (the "General Payment Date").

4.3 *Form of Payment.*

(a)   Distributions Prior to Death. Except as provided in (b) below, a Director's Nongrandfathered Account shall automatically be paid in a single lump sum promptly following the applicable Payment Date(s), unless and to the extent a valid written installment distribution election has been filed in accordance with Section 0 (including any valid written installment distribution election filed prior to the Effective Date with respect to amounts deferred prior to the Effective Date). Installment payments shall be made annually in substantially equal installments over the installment period specified in the installment distribution election, beginning at or within 30 days after the applicable Payment Date. Each installment payment shall be computed by dividing the balance of the portion of the Nongrandfathered Account that is to be paid in installments by the number of payments remaining in the installment period.

(b)   Acceleration of Distributions Upon Death. During the first month of the first calendar quarter following the death of a current or former Director, the entire unpaid balance of his Nongrandfathered Account shall automatically be paid in a single lump sum notwithstanding any valid written installment distribution election then in effect.

4.4 *Installment Payments.*
A Director may make a separate installment distribution election for each calendar year's Stock Equivalent Benefit and Elected Deferred Benefit (if any). An installment distribution election may apply to all or any portion of the Stock Equivalent Benefit and Elected Deferred Benefit (if any) deferred for such calendar year (and any earnings thereon) and shall specify the period of years (up to a maximum of 15 years) over which installment payments are to be made. Installment distribution elections with respect to a calendar year's Stock Equivalent Benefit and Elected Deferred Benefit deferred must be made at the time the Director elects to defer the Elected Deferred Benefit for the calendar year in question or, if no Elected Deferred Benefit is elected for that calendar year, not later than the latest time at which such an election would be permitted. Except as provided in Section 4.3 (b), an installment distribution election is irrevocable once made, and payments of both the Stock Equivalent Benefit and any Elected Deferred Benefit for the applicable calendar year (and any earnings thereon) will be made in accordance with such election notwithstanding the subsequent Termination of the Director.

Section 5

Payment of Benefits – Grandfathered Account

5.1 Form of Payment. All payments shall be made in cash, in an amount equal to the market value of a share of McDonald's Stock (determined in accordance with Section 0) on the day before the date of payment, times the number of shares and fractions thereof for which payment is being made.

5.2 Payment Date. A Director's "Payment Date" shall mean either the Specified Payment Date (as defined in Section 0) or the General Payment Date (as defined in Section 0), as applicable.

(a) Specified Payment Date. If the Director designated a specified payment date (a "Specified Payment Date") in accordance with the terms of the Plan in effect prior to October 3, 2004 with respect to any amounts deferred prior to January 1, 2005, the portion of the Director's Grandfathered Account to which such Specified Payment Date applies shall be paid, or begin to be paid, promptly after such Specified Payment Date unless the Director's death or Termination occurs prior to the Specified Payment Date.

(b) General Payment Date. The balance in a Director's Grandfathered Account, other than the portion, if any, that is distributable pursuant to Section 0, shall be paid, or begin to be paid, in April of the calendar year following the year of the Director's Termination or death, whichever occurs first (the "General Payment Date").

5.3 Method of Payment. A Director's Grandfathered Account shall automatically be paid in a single lump sum promptly following the applicable Payment Date(s), unless and to the extent a valid written installment distribution election has been filed in accordance with this Section 0. Installment payments shall be made annually in substantially equal installments over the installment period specified, beginning at or promptly following the applicable Payment Date. Each installment payment shall be computed by dividing the balance of the Grandfathered Account that is to be paid in installments by the number of payments remaining in the installment period.

5.4 Installment Distribution Elections. An installment distribution election must be made on or before December 31 of the calendar year preceding the calendar year in which the applicable Payment Date occurs. An installment distribution election may apply to all or any portion of the Grandfathered Account for which payment is to be made, and shall specify the period of years (up to a maximum of 15 years) over which installment payments are to be made. Installment distribution elections with respect to a Director's Grandfathered Account may be made during the Director's lifetime only by the Director. Except as provided below in this Section 0, an installment distribution election is irrevocable once made, and payments will be made in accordance with the installment distribution election in effect as of the applicable Payment Date notwithstanding the subsequent Termination or death of the Director.

(a) If a Director's Termination occurs before a Specified Payment Date for any portion of his or her Grandfathered Account, the Director may, on or before December 31 of the calendar year in which the Termination occurs, revoke or change an installment distribution election the Director had made with respect to that portion of his or her Grandfathered Account before the Termination.

(b) If a Director dies before his or her Termination, any installment distribution elections with respect to any portions of his or her Grandfathered Account to which a Specified Payment Date before the date of death applied shall continue to govern the payout of those portions of his or her Grandfathered Account.

(c) If a Director dies before his or her Termination, installment distribution elections with respect to any portions of his or her Grandfathered Account other than those governed by Section 0 shall automatically be considered revoked, the Beneficiaries entitled to receive the Account under Section 0 shall be entitled to make an irrevocable installment distribution election at any time on or before December 31 of the calendar year in which the Director's death occurs, and the remainder of the Director's Grandfathered Account shall be paid to such Beneficiaries in accordance with Section 0, taking into account any installment distribution elections that remain in effect pursuant Section 0.


Section 6

Investments, Earnings, and Vesting


6.1 Investments. All amounts deferred under this Plan in any Account shall be treated as if such Account was invested in McDonald's Corporation common stock ("McDonald's Stock").

6.2 Adjustment of Accounts. Each Director's Account shall be adjusted periodically (but no less than once each year), at a time or times and in a manner reasonably determined by the Controller of the Company and as of the date of any payment from the Account, in order to treat such Account as though all amounts credited to it had been invested in shares of McDonald's Stock by reflecting income (including dividends), gains and losses in the amounts and at the times as such would have occurred if an amount equal to each credit to such Account were invested in shares (including fractional shares) of McDonald's Stock at a per-share price equal to the market value of a share of McDonald's Stock on the date such credit was made (determined in accordance with Section 0).

6.3 Funding. Benefits payable under the Plan to any person shall be paid directly by the Company. The Company shall not be required to fund or otherwise segregate assets to be used for payment of benefits under the Plan. While the Company may cause investments in shares of McDonald's Stock to be made through open market purchases in amounts equal or unequal to amounts payable hereunder, the Company shall not be under any obligation to make such investments and any such investment shall remain subject to the claims of its general creditors and the amounts payable to any Directors under the Plan shall not be affected by any such investment. Notwithstanding the foregoing, the Company, in its discretion, may maintain one or more trusts to hold assets to be used for payment of benefits under the Plan; provided that the assets of such trust shall be subject to the creditors of the Company in the event that the Company becomes insolvent or is subject to bankruptcy or insolvency proceedings. Any payments by such a trust of benefits provided hereunder shall be considered payment by the Company and shall discharge the Company of any further liability for the payments made by such trust.

6.4 _Vesting_. Each Director shall be fully vested at all times in the balance of his or her Account.


Section 7

General Provisions


7.1 _Termination_. For purposes of this Plan "Termination" means a Director's ceasing to be a member of the Board for any reason other than his or her death; provided, that with respect to a Director's Nongrandfathered Account, the term "Termination" shall be interpreted in a manner consistent with the definition of "separation from service" within the meaning of Section 409A(a)(2)(A)(i) of the Code and Treasury Regulation Section 1.409A-1(h).

7.2 _Beneficiaries_. Each Director shall have the right to name a beneficiary or beneficiaries who shall receive the benefits hereunder in the event of the Director's death prior to the payment of his or her entire Accounts. If the Director fails to designate beneficiaries or if all such beneficiaries predecease the Director, benefits shall be paid to the Director's surviving spouse, and if none, then to the Director's estate. To be effective, any beneficiary designation shall be filed in writing with the Company. A Director may revoke an existing beneficiary designation by filing another written beneficiary designation with the Company. The latest beneficiary designation received by the Company shall be controlling.

7.3 _Retention Rights_. Establishment of the Plan shall not be construed to give a Director the right to be retained on the Board or to any benefits not specifically provided by the Plan.

7.4 _Interests Not Transferable_. Except as to withholding of any tax required under the laws of the United States or any state or locality and except with respect to designation of a beneficiary to receive benefits in the event of the death of a Director, no benefit payable at any time under the Plan shall be subject in any manner to alienation, sale, transfer, assignment, pledge, attachment, or other legal process, or encumbrance of any kind. Any attempt by a Director to alienate, sell, transfer, assign, pledge or otherwise encumber any such benefits whether current or thereafter payable, shall be void. No benefit shall, in any manner, be liable for or subject to the debts or liabilities of any person entitled to such benefits. If any person shall attempt to, or shall alienate, sell, transfer, assign, pledge or otherwise encumber his or her benefits under the Plan, or if by any reason of his or her bankruptcy or other event happening at any time, such benefits would devolve upon any other person or would not be enjoyed by the person entitled thereto under the Plan, then the Company in its discretion, may terminate the interest in any such benefits of the person entitled thereto under the Plan and hold or apply them to or for the benefit of such person entitled thereto under the Plan or his or her spouse, children or other dependents, or any of them, in such manner as the Company may deem proper.

7.5 *Amendment and Termination.* The Board intends the Plan to be permanent, but reserves the right at any time to modify, amend or terminate the Plan, provided, however, that benefits credited as provided herein shall constitute an irrevocable obligation of the Company.

7.6 *Controlling Law.* The law of Illinois, except its law with respect to choice of law, shall be controlling in all manners relating to the Plan.

7.7 *Number.* Words in the plural shall include the singular and the singular shall include the plural.

7.8 *Value of McDonald's Stock.* The market value of McDonald's Stock for purposes hereof on a given day shall be the closing price, at the close of normal trading hours, of McDonald's Stock on the New York Stock Exchange Composite Tape on that day (or, if quotations for McDonald's Stock are not reported on the New York Stock Exchange Composite Tape on that day, such closing price of McDonald's Stock on the New York Stock Exchange Composite Tape on the first day preceding such day on which such quotations are so reported).

Approved by the Board of Directors on November 29, 2007, with effect as of January 1, 2008.